

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046128

March 2, 2005

Julian T.H. Kleindorfer
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: Maguire Properties, Inc.

Dear Mr. Kleindorfer:

This is in regard to your letter dated March 1, 2005 concerning the shareholder proposal submitted by Richard W. Clayton III for inclusion in Maguire Properties' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Maguire Properties therefore withdraws its February 4, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Richard W. Clayton III
2022 Columbia Rd. NW Apt. 109
Washington, DC 20009

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Boston New Jersey
Brussels New York
Chicago Northern Virginia
Frankfurt Orange County
Hamburg Paris
Hong Kong San Diego
London San Francisco
Los Angeles Silicon Valley
Milan Singapore
Moscow Tokyo
Washington, D.C.

February 4, 2005

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Maguire Properties, Inc. Stockholder Proposal

Dear Ladies and Gentlemen:

We are writing as counsel to Maguire Properties, Inc. (the "Company") to inform you that the Company intends to omit a stockholder proposal (the "Proposal") from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The Proposal, submitted by Richard W. Clayton III (the "Proponent"), is attached hereto as Exhibit A. We respectfully request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2005 Annual Meeting.

The 2005 Annual Meeting is scheduled to be held on June 3, 2005 and the Company intends to file its definitive proxy materials with the Commission on or about April 27, 2005 and commence mailing of those materials to stockholders on the same date. Pursuant to Rule 14a-8(j), we are filing this letter at least eighty (80) calendar days before the filing of our definitive proxy statement and form of proxy.

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy that "the board's chairman be an independent director who has not previously served as an executive officer of Maguire. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is willing to serve as chairman."

We believe that the proposal may be omitted from the Company's proxy materials pursuant to Rules 14a-8(i)(3), (4), and (7) and Rule 14a-9 for the reasons set forth below.

1. THE PROPOSAL RELATES TO THE REDRESS OF A GRIEVANCE AND THE FURTHERANCE OF A PERSONAL INTEREST.

We believe that the Proposal should be excluded pursuant to Rule 14a-8(i)(4), which permits a company to omit a stockholder proposal if the proposal relates to the redress of a personal claim or grievance against the company, or if it is designed to result in a benefit to the stockholder submitting the proposal or to further a personal interest which is not shared by the other stockholders at large. Although the Proposal is submitted in the name of the Proponent, Richard W. Clayton III, who claims to have "no 'material interest' other than that...shared by the stockholders of the Company generally," the Proponent is in fact a Senior Research Analyst for the Service Employees International Union (the "SEIU"), a union that is currently involved in a labor dispute with the Company. In fact, the Proponent has spoken on behalf of the SEIU in connection with similar public relations attacks against companies with which the SEIU had ongoing labor negotiations, as discussed in the article attached hereto as Exhibit B. The following facts and statements clearly illustrate that, despite the fact that the Proposal is drafted in such a way that it could conceivably relate to matters that may be of general interest to all stockholders, the Proponent and the SEIU are using the Proposal as one of various pressure tactics designed to further the Proponent's and the SEIU's objective of obtaining union representation of certain employees at the Company.

Since September 2002, the Company has been the subject of an organizing campaign by the SEIU to pressure the Company to waive the Company's statutory right to have its security employees and other employees represented by separate unions. The Company's role as the largest landlord in the Los Angeles central business district has made this campaign of prime importance to the SEIU, and the SEIU's campaign has been the subject of articles in business journals and other publications. An article in the Los Angeles Times dated June 4, 2004, attached hereto as Exhibit C, characterized the SEIU's organizing efforts as a "methodical Los Angeles campaign," commenting that "the SEIU cranked up the pressure...when about 100 union leaders, guards and supporters held a rally downtown as investors arrived for the first stockholder meeting of Maguire Properties, Inc." The SEIU has also held rallies and protests at properties owned by the Company, and has distributed fliers, attached hereto as Exhibit D, urging the public to contact certain managers at properties owned by the Company to "tell them Maguire Properties should respect security officers' fundamental human and civil right to form a union with the SEIU."

The SEIU's pressure tactics are further evidenced by a website created by the SEIU called MPGMonitor.com which, according to the website, is "a service for Maguire Properties Inc. investors, analysts & tenants." However, rather than serving as a neutral, unbiased forum for information, the SEIU website only contains information that portrays the Company in a negative light. For example, links on the website are entitled "Maguire Earnings Decline"; "Maguire Properties' Forecasts for Major Lease Take Sharp Turn for the Worse"; and "Community Opposition to School District Lease with Maguire Properties Solidifies."

The SEIU has also actively lobbied against the Company on other unrelated issues, such as the renewal of a lease by one of the Company's major tenants, the Los Angeles Unified School

District (the "LAUSD"). In a letter to the LAUSD entitled "Opposition to Renewal of LAUSD Lease with Maguire Properties at KPMG Tower," a copy of which is attached hereto as Exhibit E, the SEIU stated that "we are strongly opposed to any Board decision that would allow another multi-million dollar contract with Maguire Properties to lease office space." At the same time as it lobbied the LAUSD, the SEIU, on its MPGmonitor.com website, published articles entitled "Maguire Properties Forecasts for Major Lease Take Sharp Turn For The Worse" and "Community Opposition to School District Lease with Maguire Properties Solidifies."

Interestingly, the Proponent and the SEIU have recently utilized almost identical pressure tactics against GTCR Golder Rauner, a private equity firm, as described in a BuyOuts article dated January 5, 2004 entitled "GTCR finds itself on Union Hit List" (attached hereto as Exhibit B). While the Proponent, speaking on behalf of the SEIU, claimed that "his union's interest in GTCR is part of a larger focus on corporate governance issues," GTCR officials argued that the SEIU action was directly related to ongoing labor negotiations at one of GTCR's portfolio companies. The article notes that "[r]ather than filing any legal charges, the union is pressuring GTCR through a public relations campaign and a union-sponsored website called GTCRWatch.com. The site displays the SEIU claims that GTCR is putting both institutional and individual investors at risk by implementing 'poor' governing practices like a 'lack of shareholder empowerment' and a tendency to avoid placing independent directors on the boards of its portfolio companies." The article goes on to state that GTCR "has gone so far as to suggest the move is a negotiation ploy designed to force GTCR's hand in an ongoing labor dispute at another portfolio company," and quotes a GTCR senior principal as saying that the "SEIU has been battling with [the portfolio company] for a while, and started a smear campaign when they couldn't gain any traction." As illustrated by the GTCR case, both the Proponent and the SEIU have experience in utilizing damaging publicity campaigns and union-sponsored websites to further their causes.

It is hardly a coincidence that the increased interest in "corporate governance" at the Company by the Proponent and the SEIU has arisen during the organizing campaign that began in September 2002 and continues today. As evidenced by the facts above, we do not believe that the Proposal was submitted by the Proponent as a bona fide effort to improve the Company's corporate governance for the benefit of all of its stockholders. Rather, we are convinced that the Proponent, taking advantage of the Proponent's standing as a stockholder of the Company and using the stockholder proposal process as an additional avenue of attack, has submitted the Proposal in order to advance the SEIU's own campaign to pressure the Company to modify its position with respect to the ongoing labor dispute.

The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from a company's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135* (October 14, 1982). On many occasions, the Commission has struck down stockholder proposals as nothing more than personal grievances disguised as a matter of general interest to stockholders. See *RCA Corporation* (February 7, 1979); *Armco Inc.* (January 29, 1980, reconsidered March 5, 1980); *American Express* (February 12, 1980); *Cabot Corporation* (December 3, 1992); *Texaco Inc.* (March 18, 1993); *Crown Central Petroleum Corporation* (March 4, 1999); *International Business Machines*

Corporation (December 18, 2002); *The Southern Company* (January 21, 2003); and *Morgan Stanley* (January 14, 2004). In fact, the Commission has previously rejected proposals by unions as disguised attempts to gain the upper hand in collective bargaining. In *Core Industries, Inc.* (November 23, 1982), the Commission found that "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, the Proponent is using the proposal as one of many tactics designed to assist the Proponent in his objective as a union organizer to obtain union representation." The Commission in *Dow Jones & Company, Inc.* (January 24, 1994) also supported exclusion of a proposal submitted by members of a union where such proposal was used as one of many pressure tactics while the union was engaged in negotiations with respect to a new collective bargaining agreement. After describing numerous publications and other pressure tactics similar to those utilized by the Proponent and the SEIU against the Company, Dow Jones characterized the union's proposal as attempts to address a personal grievance aimed to "induc[e] Dow Jones to conclude a collective bargaining agreement on terms favorable to [the union]."

In light of the foregoing, the Company believes that the Proposal is not a proposal intended to benefit the Company's stockholders generally, but is intended to further the particular agenda of the SEIU (of which the Proponent has been an outspoken representative), to apply pressure on the Company in the hopes of influencing the Company to modify its position with respect to the current labor dispute. Because the Proposal is based upon a personal grievance the Proponent and the SEIU have against the Company and has been submitted for the purpose of furthering a personal interest of the Proponent and the SEIU that is not shared by the other stockholders of the Company, it is, therefore, excludable under Rule 14a-8(i)(4).

2. THE PROPOSAL IS MATERIALLY FALSE AND MISLEADING.

14a-(8)(i)(3) permits a company to exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See *Staff Legal Bulletin ("SLB") No. 14* (July 13, 2001); *Cisco Systems, Inc.* (September 19, 2002); *Sysco Corporation* (September 4, 2002); and *Winland Electronics, Inc.* (May 24, 2002). The Commission, in SLB No. 14B (September 15, 2004), has set forth "certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3)." In accordance with SLB No. 14B, we submit that the Proposal is properly excludable under Rules 14a-(8)(i)(3) and 14a-9 because it contains inherently vague and indefinite statements, false or misleading statements and statements that directly and indirectly impugn the character and integrity of Robert F. Maguire III, the Company's Chairman. The following statements contained in the Proposal cause the Proposal to be materially false and misleading:

(a) The "Resolved" portion of the Proposal asks:

"[T]hat the stockholders of Maguire Properties, Inc. ("Maguire") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Maguire."

The Proposal, if implemented, would leave the Board and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's Chairman, because the Proposal does not include a definition of an "independent" director. While the Proposal identifies one relationship – previously serving as an executive officer of the Company – that would disqualify an individual from serving as the "independent" Chairman, there are numerous possible interpretations as to what other relationships a director may have that would result in that director not being deemed "independent." The Company uses the New York Stock Exchange's (the "NYSE") independence standards in evaluating the independence of its directors. However, (i) neither the Proposal nor the supporting statement gives any indication as to whether the NYSE independence standards would be acceptable for determinations of independence under the Proposal, and (ii) the NYSE listed company manual allows for former executive officers of a company to be deemed independent three years after the end of such officer's employment relationship, while the Proposal disqualifies former executive officers from ever being deemed independent. Thus, the Proponent is clearly not referring to the NYSE independence standards, and leaves the Board, management and stockholders without a definition of "independent" with which to evaluate or implement the Proposal.

The Commission has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See e.g., *The Procter & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal). Further, the Commission has recently reiterated its position that the exclusion of inherently vague and indefinite statements is "consistent with our intended application of rule 14a-8(i)(3)." *SLB No. 14B.* Accordingly, the Proposal is so vague and indefinite that it is inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

(b) The supporting statement states:

"As a Commission of The Conference Board stated in a 2003 report, 'The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served.'"

This statement is materially misleading, as it implies that: (i) the Board is not strong, diligent or independent and does not understand key issues, provide wise counsel or ask management tough questions, and (ii) implementing the Proposal will remedy these problems. The Proponent provides no evidence that the Board is not strong, diligent or independent, or that the Board does not understand key issues, provide wise counsel and/or ask management tough questions. Moreover, the Proponent provides no factual support for the premise that implementing the Proposal will make the Board stronger, more diligent or more independent, or will make them understand key issues better, provide wiser counsel or ask management tougher questions. Thus, the statement is materially misleading. See *SLB No. 14B.*

In addition, no citation to quotes is included with the foregoing statement to assist stockholders of the Company in verifying their accuracy, and to view them in context. In several instances in the past, the Commission has directed that accurate citations to the source of quotes be included in proposals by a proponent. See, e.g., *Monsanto Company* (November 26, 2003); *AMR Corporation* (April 4, 2003); *The Home Depot, Inc.* (March 31, 2003); and *The Boeing Co.* (February 26, 2003).

(c) The supporting statement states:

"[W]e believe the board's responsibilities have the potential to bring it into conflict with the CEO under some circumstances."

The Proponent should revise the clause above stating that "we believe" to indicate that it sets forth his personal opinion, rather than the opinion of a group or of the Company's stockholders in general. Although, as discussed previously, this Proposal clearly emanates from the SEIU generally, the Proponent (and not the SEIU) has demonstrated compliance with the minimum ownership requirements of Rule 14a-8(b)(1). As such, the Proponent's statement that "we believe" (rather that "I believe") misleadingly suggests a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

(d) The supporting statement states:

"As Intel chairman Andrew Grove puts it, 'The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?'"

As with the prior quote, no citation is included with the foregoing statement to assist stockholders of the Company in verifying the accuracy of the quote, and to view the quote in context.

(e) The supporting statement states:

"I am concerned about the board's ability to monitor related party transactions between Mr. Maguire and Maguire. A number of such transactions were undertaken in connection with the formation of Maguire, including the acquisition by Maguire's Operating Partnership of options to purchase properties owned by entities related to Mr. Maguire. Maguire's Operating Partnership and/or Service Partnership has also agreed to provide management or leasing services (or both) to properties owned by entities in which Mr. Maguire holds a controlling or material interest."

Note (b) to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading depending on the facts and circumstances. Further, SLB No. 14B provides that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...statements directly or indirectly impugn character, integrity, or personal reputation...without factual foundation." *SLB No. 14B*. The statement above impugns the character and integrity of Robert F. Maguire III, the Company's Chairman and Co-CEO, without factual foundation. The implication of the above passage is that the transactions listed potentially constitute self-dealing, and the passage indirectly attacks the integrity and character of Mr. Maguire. There is no factual foundation that any self-dealing has occurred or that Mr. Maguire has acted in a way that is improper, illegal or immoral. The Proponent provides no evidence that the terms of each of the transactions listed are not substantially comparable to terms that would have been agreed to in an arms-length transaction. See *AMR Corp.* (April 3, 2002) (where the Commission required the proponent to delete statements which the company argued impugned its and its board of directors' character and integrity without factual support).

In addition, the foregoing passage is misleading because the Proponent expresses concern for the ability of the Board to monitor related party transactions, while failing to disclose steps the Company has taken in order to assure the fairness of such transactions, including: (i) that the Company maintains a Board with a majority of independent directors to review such transactions, and (ii) that in situations in which a director has a personal interest in a transaction, the director discloses the interest to the Board, excuses himself or herself from discussion on the matter and does not vote on the matter.

(f) The supporting statement fails to disclose the Proponent's motive in submitting the Proposal.

The Proposal fails to disclose the Proponent's underlying motive in submitting the Proposal – that he is in fact submitting the Proposal on behalf of the SEIU as part of its campaign to pressure the Company to change its position with respect to representation of Company employees. The Proposal is misleading because without disclosing the motive, stockholders might be led to conclude that the Proposal is a bona fide attempt by a stockholder to redress a problem with the Company's leadership structure. Stockholders might assume that the Proponent is motivated by a desire to protect or enhance their investment in the Company, and fail to realize the Proponent's desire to gain leverage in contract negotiations with the Company. See *Dow Jones*.

As reflected under sub-headings (a)-(f) above, the Proposal contains numerous false, misleading and unsubstantiated statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Commission sometimes permits a proponent to revise a proposal where is contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of *SLB No. 14*), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of *SLB No. 14*). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Commission has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of *SLB No. 14*). Because the defects of the Proposal, as described above, would require editing of every paragraph of the Proposal, the Company has concluded that it may omit the entire Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(3).

3. THE PROPOSAL RELATES TO THE CONDUCT OF ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

Rule 14a-8(i)(7) states that a company may exclude a stockholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the stockholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See *Exchange Act Release No. 34-40018* (May 21, 1998). As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The Commission has previously held that proposals concerning requests to seek new management, hire or terminate officers, censure officers and change the duties of officers are excludable as matters relating to a company's ordinary business operations. See, e.g., *Exxon Corporation* (January 26, 1990) (proposal to remove the Chief Executive Officer); *Philadelphia Electric Company* (January 29, 1988) (proposal to terminate the Chairman and President); *Public Service Company of Colorado* (March 19, 1987) (proposal to seek new leadership in management of the company); and *U.S. Air, Inc.* (February 1, 1980) (proposal to create separate offices for the Chairman and President).

The Company has strived, through adoption of the corporate governance measures discussed previously, to demonstrate to stockholders and the investment community that the Company takes seriously its obligations with respect to management oversight and encouragement of a strong, independent Board. However, while stockholders do have a legitimate role in requesting the Board to examine possible implementation of new policies, practices and procedures designed to ensure Board independence, the Company believes that it is up to the Board to determine which policies, practices and procedures to implement. Accordingly, the Company believes that its decision as to whether the role of Chairman can be appropriately filled by a current or prior executive officer of the Company is a matter relating to the Company's ordinary business operations. The supporting statement places emphasis on "promot[ing] independent board leadership," again an area that the Company believes is already addressed by current Company policies and procedures. While the Company recognizes that the Proposal's objective in promoting independent board leadership is a significant policy issue, the Board's choice of the specific method to achieve that objective is a matter relating to the Company's ordinary business operations. See, e.g., *Z-Seven Fund, Inc.* (November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

Accordingly, for the above reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 proxy materials. If you have any questions, or if the Commission is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Commission prior to the issuance of any written response.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (213) 485-1234.

Very truly yours,

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

Exhibit A

Proposal

December 22, 2004

Richard W. Clayton III
2022 Columbia Rd. NW Apt. 109
Washington DC 20009

Mark T. Lammas
Senior Vice President, General Counsel, and Secretary
Maguire Properties, Inc.
333 South Grand Avenue
Suite 400
Los Angeles, CA 90071

Dear Mr. Lammas,

I write to give notice that, pursuant to the 2004 proxy statement of Maguire Properties, Inc. (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). I request that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. I have owned the requisite number of shares of Maguire Properties for the requisite time period. I intend to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I intend to appear in person at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that I believe to be shared by stockholders of the Company generally. Please contact me at (202) 639 7609 if you have any questions.

Sincerely,

Richard W. Clayton III

RESOLVED, that stockholders of Maguire Properties, Inc. ("Maguire") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Maguire. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is willing to serve as chairman.

SUPPORTING STATEMENT

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO. (See Report of the NACD Blue Ribbon Commission on Director Professionalism, at 1-2) Although the board and senior management may work together to develop long-range plans and relate to key constituencies, we believe the board's responsibilities have the potential to bring it into conflict with the CEO under some circumstances.

Specifically, when a CEO serves as chairman, there is a risk that his interests will conflict with the board's duty to direct and monitor the business and affairs of the company. As Intel chairman Andrew Grove puts it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Currently, Maguire co-CEO Robert F. Maguire III also serves as chairman of Maguire's board of directors. I believe that this arrangement could impair the board's effectiveness in representing stockholders' interests. Specifically, I am concerned about the board's ability to monitor related party transactions between Mr. Maguire and Maguire. A number of such transactions were undertaken in connection with the formation of Maguire, including the acquisition by Maguire's Operating Partnership of options to purchase properties owned by entities related to Mr. Maguire. Maguire's Operating Partnership and/or Service Partnership has also agreed to provide management or leasing services (or both) to properties owned by entities in which Mr. Maguire holds a controlling or material interest.

I urge stockholders to promote independent board leadership and vote for this proposal.

Exhibit B

Kenneth MacFayden, *GTCR Finds Itself on Union Hit List*,
BuyOuts, January 5, 2005.

1/5/04 Buyouts (Pg. Unavail. Online)
2004 WL 61755707

Buyouts

Monday, January 5, 2004

GTCR Finds Itself On Union Hit List

Kenneth MacFadyen

One of the nation's largest employee unions is taking aim at Chicago-based private equity firm GTCR Golder Rauner, alleging "managerial manipulation and malfeasance" in regards to GTCR portfolio companies like Lason Inc. and AnswerThink Inc. GTCR has denied the charges, and has gone so far as to suggest that the move is a negotiation ploy designed to force GTCR's hand in an ongoing labor dispute at another portfolio company.

The complainant is the Service Employees International Union (SEIU), which represents 1.6 million public service employees. Rather than filing any legal charges, the union is pressuring GTCR through a public relations campaign and a union-sponsored website called GTCRWatch.com. The site displays SEIU claims that GTCR is putting both institutional and individual investors at risk by implementing "poor" governance practices like a "lack of shareholder empowerment" and a tendency to avoid placing independent directors on the boards of its portfolio companies. It cites instances of alleged fraud at both Lason and AnswerThink, and urges potential GTCR limited partners to "take into account GTCR's approach to corporate governance when deciding to invest in a GTCR fund."

Richard Clayton, a senior research analyst for the SEIU Capital Stewardship Program, says that his union's interest in GTCR is part of a larger focus on corporate governance issues. "We have been very active in corporate governance, and in the past year or two we became aware of the significant investments public pensions and institutions place in private equity," he said. "We felt that there was a possibility these private equity firms were bringing to the public market companies that don't meet the standards of corporate governance, standards that we're trying to help enforce."

Clayton added that the union's reason for focusing on just one firm was largely based on a scarcity of resources for such endeavors. Such a rationale was also cited last year when the SEIU criticized Leeds Weld & Co. for its investments in companies that champion public school privatization (See Buyouts, 9/8/03). Also like in the Leeds Weld case, the union made its grievances about GTCR known publicly before contacting the firm in question. "We picked GTCR because it is very active in terms of companies both in its portfolio and companies that were taken public," Clayton explained. "Also, we felt that GTCR would be a good start because it represents a halfway point between venture capital and the buyout market, and also because they market themselves as a firm that works closely with management."

For its part, GTCR claims that the SEIU action is just sour grapes over ongoing labor negotiations at GTCR portfolio company Trans Healthcare Inc. "The SEIU has been battling with Trans Healthcare for a while, and started a smear campaign when they couldn't gain any traction," said Bruce Rauner, a senior principal with GTCR, in an interview with Buyouts. "That's when they started on us... If they were really genuinely concerned about corporate governance, they would have called us and expressed their concerns, but they have never done that."

Rauner added that his firm frequently reviews its corporate governance issues, and that its procedures and board structures were in line with the standards of numerous other private equity firms. "Have we had bad deals where the management teams have pulled the wool over our eyes? Sure-we manage more than 100 companies and can't see everything, but when these situations have arisen, we've been complemented on how ruthlessly we've handled it."

In regards to the SEIU's references to AnswerThink-which currently is defending itself against a class action lawsuit by shareholders Rauner defended his firm by noting that GTCR never was a controlling shareholder. "For [the SEIU] to draw a link there is ridiculous, but when you're trying to sling mud you make allegations," he said. "[AnswerThink's] stock was trashed and there wasn't anything we could possibly do about that. The allegations of fraud against the company-from everything we know about it-is a baseless class action lawsuit, just ambulance-chasing lawyers."

The SEIU does not seem to be contemplating any legal action of its own right now, but it may take rhetorical action against other private equity firms. "We intend to pursue more research along these lines, and I suspect that what we'll find is that many of the disempowering features we found at GTCR will be found in other places as well," Clayton said. "Our members' retirement funds are at stake here."

He is quick to add, however, that he doesn't want the union to be seen as the private equity industry's Elliot Spitzer. "The interesting thing about private equity is we were basically ignorant about the asset class so we started to learn about it," Clayton admitted. "After looking into it, I think it is appropriate that there should be more disclosure. We're not looking to discourage private equity allocations, but we believe they have obligations to make sure there is a clear understanding of governance. It is not a question of trying to stick it to the private equity community."

Likewise, Rauner made sure to make the point that GTCR is not anti-union. He is unclear whether or not his firm and the SEIU will come to a meeting of the minds, but did say that he would gladly discuss corporate governance matters with any of the firm's investors. "A lot of our limited partners have union beneficiaries and we recognize that if a deal opportunity has a lot of union issues where something like this might come up, we won't pursue it."

Exhibit C

Nancy Cleeland, *Surprising Opposition to Effort to Organize Guards*, LOS ANGELES TIMES, June 4, 2004 at C-1.

6/4/04 L.A. Times C1
2004 WL 55917213

Los Angeles Times

Friday, June 4, 2004

Business; Business Desk

Surprising Opposition to Effort to Organize Guards; A building owner who backed janitors doesn't want security workers in the same union.

Nancy Cleeland
Times Staff Writer

A two-year effort by the service workers union to organize thousands of Los Angeles County security guards is gaining traction. But it has also run into opposition from a surprising source: Robert Maguire, the real estate magnate who championed the cause of union janitors four years ago. Maguire doesn't want the same union to represent both janitors and guards in his buildings, which include some of Los Angeles' most prestigious high-rises. His argument is that such an arrangement could test loyalties during another strike by janitors.

Leaders of the Service Employees International Union, which is trying to organize guards around the country, say the issue hasn't been a problem in San Francisco, Chicago or New York. Landmarks including the Transamerica Pyramid building and Rockefeller Center are guarded and cleaned by people from the same local. Contracts in those cities prohibit guards from joining a strike or picket action, union leaders said.

"It's a smokescreen," said Jono Shaffer, director of the SEIU's national security organizing campaign. "It's a false issue."

Despite the opposition, the union appears to be making progress in its methodical Los Angeles campaign, which mirrors efforts in cities including Minneapolis and Seattle. Organizers have collected about 1,500 pledge cards from guards -- representing more than 85% of those working in targeted buildings, Shaffer said.

The campaign is backed by a number of religious and civil rights groups, including the Catholic Archdiocese and the Southern Christian Leadership Conference. Two weeks ago, Los Angeles Mayor James K. Hahn urged Maguire and other building owners in writing "to develop an agreement on this issue as soon as possible."

Hahn's letter prompted the Building Owners and Managers Assn. of Greater Los Angeles to survey top members on whether they wanted to begin discussions with the SEIU, which would be a significant step toward negotiating a contract.

"It's not a vote," said Alan Levy, chief executive of Tishman International, who chairs the association's labor committee. "It's just a sampling to take the temperature of our members."

Other building owners besides Maguire, he said, "have mentioned the problem of the fox watching the chicken coop."

In 2000, Maguire broke a deadlock in the three-week Los Angeles janitors strike by personally lobbying fellow building owners to pay higher wages and benefits. At one point, he threatened to cut his own deal if they refused.

"Maguire Properties does not oppose unions, but believes it is a conflict to have two employee groups in the same building governed by one local," said Maguire spokeswoman Peggy Moretti. "The safety of our tenants is of paramount importance."

Maguire was unavailable for comment.

Nearly all guards at commercial buildings in Los Angeles work through contractors, but building owners ultimately pay for the services.

The SEIU cranked up the pressure Thursday morning, when about 100 union leaders, guards and supporters held a rally downtown as investors arrived for the first shareholder meeting of Maguire Properties Inc., which went public last year. Maguire allowed a small contingent, including Miguel Contreras, head of the Los Angeles County Federation of Labor, to address the group.

"I told them this is the biggest organizing drive in Los Angeles, and it's a struggle we're all going to unite around," Contreras said.

Guards complain that they've been given heightened responsibilities after the Sept. 11, 2001, terrorist attacks but they are still poorly trained and sometimes earn less than janitors in their buildings. According to the SEIU, the median wage for security officers in Los Angeles County is $8.44 an hour; most are not paid for sick days or holidays. About two-thirds of the guards are African American and 25% are Latino.

"If they raise the standards for us, then they should back it up by giving us a better contract," said Alex Valladares, 22, who for four years has worked in the front lobby of the Maguire-owned Wells Fargo Tower downtown.

Valladares, who works through the contractor Universal Protection Service, earns $9.50 an hour and has an individual health plan. Like all Maguire facilities, he said, the tower is known as a good place to work.

Still, he said, the job doesn't pay enough to retain workers. "It's more like a second job, not something you would want to do for the rest of your life."
TABULAR OR GRAPHIC MATERIAL SET FORTH IN THIS DOCUMENT IS NOT DISPLAYABLE

PHOTO: SAFETY IN NUMBERS: Gary Moore, right, marches along 7th Street downtown with other security guards in December. The guards want to join the Service Employees International Union.;PHOTOGRAPHER: Mel Melcon Los Angeles Times

Exhibit D

Fliers Distributed by the SEIU

OUR UNION. OUR CHOICE.

"I strongly believe that we need SEIU because they are a strong union and they support hard-working people in more ways than one. We security officers should have our say as to who we want to represent us."
Tyrone Terry, Wells Fargo Center

"Without a union it isn't worth it for many good security officers to stay in the industry. There's too much intimidation from supervisors and it's too unstable."
Keith Benn, California Plaza One

"They're trying to keep us divided, and many officers at my building are afraid to even talk about a union. We're working to improve the industry and gain more respect with SEIU."
Anthony Jones, California Plaza One

"We're not idiots, we know what's good for our future, and that's SEIU. We're all grown up enough to choose a union that will represent our needs, and SEIU is that union."
Carlos Marquez, Wells Fargo Center

Private security officers across Los Angeles are organizing to form a union with SEIU Local 1877, to raise standards and win good jobs with affordable health care and achieve quality training to improve building security.

Maguire Properties Inc. is publicly opposing our effort over the objections of the city's leading African-American, Catholic, and other religious leaders, African-American political leaders, and South L.A. community organizations.

Maguire Properties is seeking to deny security officers our legal right to join the union of our choice—SEIU Local 1877. Every other worker in Maguire high rises—Engineers, Parking Attendants, and Janitors—are union workers. Maguire Properties' stance will keep security officers separate and unequal.

CALL

MICHELLE REIBEL, ASSETS MANAGER OF US BANK TOWER @ 213-683-1000
MARGUERITE ANASTASSIOU, ASSETS MANAGER OF GAS CO. TOWER @ 213-622-8700

TELL THEM MAGUIRE PROPERTIES SHOULD RESPECT SECURITY OFFICERS' FUNDAMENTAL HUMAN AND CIVIL RIGHT TO FORM A UNION WITH SEIU LOCAL 1877



FOR MORE INFORMATION CALL SEIU @ 213-673-2245

HERE'S HOW YOU CAN HELP:

CALL

MICHELLE REIBEL
ASSETS MANAGER OF WELLS FARGO TOWER @ 213-253-4200, AND US BANK TOWER @ 213-683-1000

TELL HER MAGUIRE PROPERTIES SHOULD RESPECT SECURITY OFFICERS' FUNDAMENTAL HUMAN AND CIVIL RIGHT TO FORM A UNION WITH SEIU LOCAL 1877


SEIU
Stronger Together
THE SECURITY OFFICERS UNION

FOR MORE INFORMATION CALL 213-673-2245

TWO CITIES:



THE SAME GOALS...

SAFER BUILDINGS
STRONGER COMMUNITIES

Exhibit E

Letter from SEIU, et. al., to Los Angeles Unified School District (December 1, 2004)

December 1, 2004

Mr. Jose Huizar, President
Board of Education
Los Angeles Unified School District
333 S. Beaudry Ave., 24th Floor
Los Angeles, CA 90017

Re: Opposition to Renewal of LAUSD Lease with Maguire Properties at KPMG Tower

Dear President Huizar:

We are writing on behalf of a broad coalition of teachers, students, parents, and labor groups representing hundreds of thousands of Los Angeles Unified School District (LAUSD) constituents. We know that you share our commitment to quality public education as a top priority for LA's working families by putting the needs of students and classrooms before other interests. With that in mind, we are strongly opposed to any Board decision that would allow another multi-million dollar contract with Maguire Properties to lease office space for LAUSD employees at the KPMG Tower property in downtown Los Angeles. The District currently has a lease for over 260,000 square feet at this property that is set to expire June 2006.

No one needs reminding that the District is faced with a severe budget crisis that makes it more difficult to deliver the quality education that every child deserves. The District has, in the past few years, been forced to increase class sizes, reduce teachers' benefits, and cut vital services and staff to save money. Renewing a lease at KPMG Tower not only would be wasteful, but would send the wrong message to teachers, students, and the community about the District's priorities and ability to make financial decisions in the best interests of its students.

The KPMG Tower Lease: A History of Controversy

> *"L.A. Unified Criticized for Use of Posh Office Space"*
> *– Los Angeles Times, March 14, 1999*

Controversy has surrounded the District's lease with Maguire Properties from the beginning. The Facilities Services Division staff signed a seven-year $38.7 million lease in 1995 after moving from a building that was thought to be vulnerable to earthquakes. An audit later revealed that staff had exaggerated the threat.[1]

A 1999 *Los Angeles Times* article detailing criticism of the District's use of the "posh" 355 South Grand Ave location, noted that the building's amenities, "include a facade of brown imported Italian marble, underground parking and neighbors such as the exclusive City Club on Bunker Hill." It noted that District employees "work in suites with floor-to-ceiling views that sweep from the San Gabriel Mountains to Long Beach." The article quoted then-chairman of the Proposition BB Oversight Committee, Steve Soboroff, saying "it's "absurd" that the district keeps paying rent at a highbrow office complex while it struggles to fix schools with no heat, bad

---

[1] "LAUSD's Business Services Center" *An Investigative Report, Joint Legislative Audit Committee, Chairman Assembly Scott Wildman*, 1999.

lighting and toilet water coming up through the drinking fountains. [Said Soboroff,] "There are very few children who wouldn't trade their classrooms to move into the [KPMG] tower."

Board members, elected officials and others also have criticized the 355 South Grand Ave. location as being too luxurious for LAUSD. Other controversies have included:

1999 – "$38.7 Million Was Wasted"

- In 1999, the District's lease rates at the KPMG Tower -- from $15.37 to $29.47 per square foot and LAUSD came under attack from community members and elected leaders. A state legislative audit committee chaired by then Assembly Member Scott Wildman initiated an official investigation into the lease. After conducting the audit, Assembly Member Wildman said, "I see this as a real scandal...$38.7 million was wasted."

2002 – Questions Over Impropriety of Maguire Fundraiser

- Maguire Properties and LAUSD were faced with media scrutiny over "questions of impropriety" after Maguire Properties' CEO Robert Maguire hosted a fundraiser for the District's 2002 bond measure eight days after entering negotiations with LAUSD over the KPMG Lease.[2]

2002 -- Maguire Properties Wins Bid By Slimmest of Margins

- In August 2002, just weeks after the controversial fundraiser, the School Board voted to continue leasing space in the KPMG Tower after facilities staff conducted a bidding process. Maguire Properties, downtown L.A.'s largest commercial landlord, barely beat out second place finisher, TransAmerica, whose bid was only $76,000 more.

2004 – Millions in Unanticipated Costs with Maguire Properties?

- On February 18, 2004, LAUSD signed a lease amendment with Maguire Properties that appears to have cost the District an additional, unanticipated $2.8 million. The cost was raised after a re-measurement of the space, an action from which the District was explicitly protected according to the terms of its 2002 lease.[3] It is unclear why the District agreed to waive this protection. Whether or not the LAUSD Board approved the lease amendment with the additional cost increase and whether or not Board members were aware that the cost was to increase are important questions that must be answered.

[2] "Firm Raised Election Cash: Conflict with LAUSD Over New Leases?" *Daily News of Los Angeles*, July 22, 2002; "Sweet Charity?" *Los Angeles Business Journal*, August 5, 2002.
[3] Wells Fargo Center Amended and Restated Office Lease (South Tower) Attachment B, August 13, 2003.

Staying in the KPMG Tower Sends the Wrong Message to District Families

Class A office space is defined as, "Space that an image conscious company would lease for its headquarters. Typically, this space has a very high level of finish and an excellent location, and commands the highest rents in the market."[4]

Maguire Properties' website boasts, "The centerpiece of Wells Fargo Center is an elegant, three-story, glass-enclosed atrium. The atrium links the two towers and showcases one of the most significant sculpture collections in Southern California, as well as an extensive array of restaurants and specialty shops."

At the KPMG Tower, LAUSD's Facilities Services Division works side-by-wide with KPMG, the nation's fourth largest accounting firm, Munger, Tolles and Olsen, the fourth largest law firm in the U.S., and other affluent corporate tenants.

With the District constantly struggling to communicate its commitment to putting our students' education above all else, renewing a lease in one of Bunker Hill's ritziest Class A buildings, while at same time missing yet another deadline to consolidate and streamline District operations will only serve to further undermine public confidence in the District's priorities.

Leaving the KPMG Tower and finding office space in a less expensive building will provide needed cost savings that could go toward building schools, repairing classrooms, or buying books must outweigh any District staff convenience issues that may arise.

Given the damaging controversies involving Proposition BB mismanagement and the purchase of the Beaudry Building, we believe this lease is a crucial test for the District to prove to LAUSD stakeholders and the public that facilities contracting decisions will be considered principally for their impact on students and the District's long-term financial health.

Renewal of the KPMG Tower Lease Would Fleece Taxpayers

Renewing the lease at the KPMG Tower would cost taxpayers and the District millions of dollars extra in overly high rents, exorbitant parking fees, and other unnecessarily high costs associated with leasing office space in a top-tier Class A office building in the Bunker Hill area of downtown Los Angeles.

According to a recent Downtown Los Angeles commercial office market report, current Class A and B lease rates average $25.00 and $23.16 respectively per square foot (PSF), while the top-tier of Class A buildings, which includes the KPMG Tower, can be as high as $30.00 PSF.[5]

Exorbitant Parking Costs

Parking costs are one example of the unnecessary costs the District would incur if it renews the lease at the KPMG Tower. The building's high parking rates would cost taxpayers and the

[4] Definitions of key terms used in the report, Colliers Seeley Office Market Report, Central Los Angeles, Third Quarter 2004.

[5] Colliers Seeley Office Market Report, Central Los Angeles, Third Quarter 2004. Current lease rates weighted by direct lease space average per square foot per annum.

District millions of dollars in unnecessary expenses over the life of the lease. The current rate for the nearly 1,000 parking spaces required by the KPMG lease is $262.55 per space per month for on-site parking and $197.81 per space per month for off-site parking. These parking costs are too high, especially given the recent concerns raised over the cost of parking spaces at the Beaudry Building, which cost only $75 to $125 per month.

Eliminating Expensive Leases Will Generate Cost Savings

We agree with Board Members and other District officials who have called for the District to limit its search for office space to more sensible, cost-efficient properties. Superintendent Romer has it right when he stated recently, "The burden is on me to find every dollar savings I can, and I'm going to do that."[6] Getting rid of the District's high-end real estate leases is an obvious strategy to generate needed savings.

If Consolidation Delayed Again, LAUSD Should Find New Space

According to the public statements of Superintendent Romer and School Board Members, the District's long-term operational and financial plan has long included vacating the KPMG Tower and consolidating all operations in the Beaudry Building by the time the KPMG lease expires in 2006.[7] It was our clear understanding as LAUSD stakeholders that the costly 2002 KPMG lease was only necessary until Bank of America moved out of Beaudry, which it is scheduled to do by 2006. It is precisely for this reason that the KPMG lease was written to expire in 2006.

If the District is going to miss another deadline for consolidation and streamlining of its operations and continues to need space outside of Beaudry beyond 2006, we are firmly opposed to any scenario that would involve LAUSD continuing to lease expensive office space in the KPMG Tower or any other top-tier, Class A property.

With the District facing an acute budget gap, there is simply no sound economic reason why the District would renew a lease in such expensive, top-tier office space.

Maguire Properties' Interests At Odds With the District's

Despite the financial and operational imperatives for LAUSD to leave the KPMG Tower, Maguire Properties' executives have expressed optimism when asked by company shareholders if LAUSD might stay in the KPMG Tower. When asked on its August 4, 2004, Second Quarter earnings call what would happen with the LAUSD lease, a top company executive said, "we think that's a fair expectation that we'll keep it, a substantial portion of it."

Maguire Executive Suggests Lease Rate Could Be Raised

Another top executive said to shareholders on the same call, "Now, recognize that space is at a below-market rental rate"[8] — suggesting Maguire Properties could be in a position to raise the cost of the lease if the District decides to renew.

[6] "Final Touched Put on Budget; '05 Cuts Begin" *Daily News of Los Angeles* September 1, 2004.
[7] Board of Education Report No. 3, presented at the September 25, 2001 LAUSD Board meeting and approved on October 9, 2001.
[8] Maguire Properties Q2 2004 Earnings Conference Call, August 4, 2004.

Maguire Properties views the District's bond measure-funded school construction program as a source of revenue for their company. A former Maguire Properties' leasing executive, speaking with shareholders during a February 2004 conference call, spoke about the relationship between school bond measures and the District's renewals with Maguire:

> "Everything the district has done is tied directly to a lease extension or expansion in our building. They passed a measure in '97. We got expansion space for them in '97. They passed another measure in '98 to spend $900 million and we extended them again and expanded them in '98.
>
> "They passed measure K in 2002 and we extended them from 2003 and to 2006 and that was to build 120 schools, which about half of them are already underway. This measure in 2004 [Measure R] is...just under $4 billion. And it's for more of the same, and the group that happens to be in charge of the renovation development and expansion happens to all reside in our building.
>
> "So we are...hopeful to get them to stay on and that's the reason why they expired with not a tenant to backfill them immediately. We think as soon as this measure passes we will continue our discussions with them for further expansion and extension possibilities."

With Maguire Properties clearly hoping to retain its top tenant at one of its most prestigious properties, it is clear that the District's financial and operational interests diverge from those of its current landlord.

* * *

To summarize, we are strongly opposed to LAUSD renewing or extending its lease, or any part of its lease, with Maguire Properties for office space in the KPMG Tower beyond 2006.

We also request notification when a recommendation to the Board is available and the Board or Committee meeting dates as soon as a recommended bid is scheduled for consideration.

Thank you for your consideration of this matter.

Sincerely,

Miguel Contreras, Executive Secretary-Treasurer
LA County Federation of Labor

John Perez, President
United Teachers L.A.

Bill A. Lloyd, Deputy Trustee
SEIU Local 99

Mike Garcia, President
SEIU Local 1877

<u>**Exhibit F**</u>

Maguire Properties Inc.
Corporate Governance Guidelines

MAGUIRE PROPERTIES, INC.

CORPORATE GOVERNANCE GUIDELINES

MAGUIRE PROPERTIES, INC.
Corporate Governance Guidelines

The Board of Directors (the "Board") of Maguire Properties, Inc., a Maryland corporation (the "Company"), has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to serve the interests of the Company and its stockholders. These Guidelines should be interpreted in the context of all applicable laws, the Company's Articles of Amendment and Restatement, as amended or supplemented from time to time (the "Charter"), the Company's Amended and Restated Bylaws, as amended from time to time (the "Bylaws"), and the Company's other corporate governance documents. These Guidelines acknowledge the leadership exercised by the Board's standing committees and their Chairs and are intended to serve as a flexible framework within which the Board may conduct its business and not as a set of legally binding obligations. The Guidelines are subject to modification from time to time by the Board as the Board may deem appropriate in the best interests of the Company and its stockholders or as required by applicable laws and regulations.

These Guidelines are available on the Company's website at http://www.maguireproperties.com and in print to any stockholder who otherwise requests a copy. The Company's Annual Report on Form 10-K will state the foregoing.

The Board

Size of the Board

The Charter provides that the number of directors of the Company initially shall be six, which number may be increased or decreased pursuant to the Bylaws, but shall never be more than 15 nor less than the minimum number required by the Maryland General Corporation Law (the "MGCL"). Pursuant to the MGCL, a corporation shall never have less than one director. The Board currently has six members, and believes that six directors is an appropriate size based on the Company's present circumstances. The Nominating and Corporate Governance Committee will periodically review the size of the Board, and determine the size that is most effective in relation to future operations.

Independence of the Board

New York Stock Exchange ("NYSE") listing standards require NYSE-listed companies to have a majority of independent board members and a nominating/corporate governance committee, compensation committee and audit committee each comprised solely of independent directors. Under the NYSE listing standards, no director of a company qualifies as "independent" unless the board of directors of such company affirmatively determines that the director has no material relationship with such company (either directly or as a partner, shareholder or officer of an organization that has a relationship with such company). In addition, the NYSE listing standards contain the following further restrictions upon a listed company's director independence: (i) a director who is an employee, or whose immediate family member is an executive officer, of such company is not independent until three years after the end of such employment relationship; (ii) a director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from such company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; (iii) a director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of such company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship; (iv) a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company's present executives serve on the other company's compensation committee is not "independent" until three years after the end of such service or the employment relationship; and (v) a director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold. The Board by resolution adopted such standards as the Company's standards for independence of Board members.

The Board will affirmatively determine on an annual basis, and the Company will disclose as required, as to each Board member whether he or she satisfies the above-mentioned independence standards (an "Independent Director").

Separate Sessions of Non-Management Directors

The non-management Directors will meet in executive session without management directors or management present on a regularly scheduled basis. The name of the director selected to preside over such meetings will be published along with a means for stockholders to communicate with the non-management Directors. The non-management Directors will review the Company's implementation of and compliance with its Guidelines and consider such matters as they may deem appropriate at such meetings. Non-management Directors are all Directors who are not company officers (as that term is defined in Rule 16a-1(f) under the Securities Act of 1933), including such Directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.

In addition, if the non-management Directors include Directors who are not also Independent Directors, the Independent Directors shall also meet separately at least once per year in executive session.

Director Qualification Standards

The Nominating and Corporate Governance Committee has not set forth minimum qualifications for Board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the Board, the Nominating and Corporate Governance Committee considers the following criteria:

(i) experience in corporate governance, such as an officer or former officer of a publicly held company;

(ii) experience in the Company's industry;

(iii) experience as a board member of another publicly held company; and

(iv) academic expertise in an area of the Company's operations.

Selection of New Directors

The entire Board will stand for election by the Company's stockholders each year at the Company's annual meeting. For each annual meeting, the Nominating and Corporate Governance Committee will formally propose a slate of directors for election by the stockholders. Each member of the Board serves for a one-year term and until his or her successor is duly elected and qualifies.

At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Nominating and Corporate Governance Committee shall recommend to the Board for election by the Board to fill such vacancy, such prospective member of the Board as the Nominating and Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve. Under the Bylaws, vacancies on the Board may be filled only by individuals elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the size of the Board) will serve for the remainder of term and until such director's successor is elected and qualifies, or until such director's earlier death, resignation or removal.

Selection of Chairman of the Board

Pursuant to the Bylaws, the Board shall designate a Chairman of the Board.

No Specific Limitation on Other Board Service

The Board does not believe that its members should be prohibited from serving on boards of other organizations and has not adopted any guidelines limiting such activities. However, the Nominating and Corporate Governance Committee will take into account the nature of and time involved in a director's service on other boards and/or committees in evaluating the suitability of individual director candidates and current directors and making its recommendations to the Company's stockholders.

Service on other boards and/or committees should be consistent with the Company's conflict of interest policies set forth below.

Changes in Director Employment

The Board, in its discretion, may remove a director if such director resigns or materially changes his or her position with his or her employer, and the Board determines that such resignation or change would materially impact such director's ability to properly serve the Company.

Term Limits

As each director is subject to election by stockholders on an annual basis, the Board does not believe it is in the best interests of the Company to establish term limits at this time. Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company's business and therefore can provide an increasingly significant contribution to the Board.

Retirement

It is the general policy of the Company that no director may stand for election to the Board after his or her 75th birthday. The Board may, however, make exceptions to this standard, based on the recommendation of the Nominating and Corporate Governance Committee, as it deems appropriate in the interests of the Company's stockholders.

Director Responsibilities

The business and affairs of the Company will be managed by or under the direction of the Board, including through one or more of its committees as set forth in the Bylaws and committee charters. Each director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. These include:

(i) overseeing the conduct of the Company's business, to evaluate whether the business is being properly managed;

(ii) reviewing and, where appropriate, approving the Company's major financial objectives, plans and actions;

(iii) reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of the Company's financial statements;

(iv) reviewing and, where appropriate, approving major changes in, and determinations under the Guidelines, Code of Ethics and other Company policies;

(v) reviewing and, where appropriate, approving actions to be undertaken by the Company that would result in a material change in the financial structure or control of the Company, the acquisition or disposition of any businesses or asset(s) material to the Company or the entry of the Company into any major new line of business;

(vi) with respect to the Independent Directors, together with the Compensation Committee, regularly evaluating the performance and approving the compensation of each Co-Chief Executive Officer;

(vii) with the input of each Co-Chief Executive Officer, regularly evaluating the performance of principal senior executives; and

(viii) planning for succession with respect to the position of Chief Executive Officer and monitoring management's succession planning for other key executives.

Compensation

Each of the Company's directors who is not an employee of the Company or the Company's subsidiaries will receive compensation for services as a director. Directors who are employees of the Company or the Company's subsidiaries do not receive compensation for their services as directors.

Senior management of the Company will report once a year to the Compensation Committee regarding the status of the Company's non-management Director compensation in relation to other U.S. companies of comparable size and the Company's competitors. Such report will include consideration of both direct and indirect forms of compensation to the Company's non-management Directors, including any charitable contributions by the Company to organizations in which a non-management Director is involved. Following a review of the report, the Compensation Committee will recommend any changes in non-management Director compensation to the Chairman of the Board, which changes will be approved or disapproved by the Board after a full discussion.

Stock Ownership

The Company encourages directors to purchase shares of the Company's stock. However, the number of shares of the Company's stock owned by any director is a personal decision and, at this time, the Board has chosen not to adopt a policy requiring ownership by directors of a minimum number of shares.

Conflicts of Interest

Directors are expected to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict. If an actual or potential conflict of interest develops, the director should immediately report the matter to the Chairman of the Board. Any significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director will disclose the interest to the Board, excuse himself or herself from discussion on the matter and not vote on the matter. Further, directors are expected to be familiar with and abide by the conflict of interest provisions of the MGCL.

Board Orientation and Continuing Education of Board Members

The Company provides new directors with a director orientation program to familiarize them with, among other things, the Company's business, strategic plans, significant financial, accounting and management issues, compliance programs, conflicts policies, Code of Ethics, Guidelines, principal officers, internal auditors and independent auditors.

The Company will make available to directors continuing education programs, as management or the Board determines desirable.

Interaction with Institutional Investors, the Press and Customers

The Board believes that management speaks for the Company. Each director should refer all inquiries from institutional investors, the press or customers to management. Individual Board members may, from time to time at the request of management, meet or otherwise communicate with various constituencies that are involved with the Company. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman of the Board.

Board Access to Senior Management

The Board will have complete access to Company management in order to ensure that directors can ask any questions and receive all information necessary to perform their duties. Directors should exercise judgment to ensure that their contact with management does not distract managers from their jobs or disturb the business operations of the Company. Such contact, if in writing, should be copied to each Co-Chief Executive Officer of the Company.

Board Access to Independent Advisors

The Board committees may hire independent advisors as set forth in their applicable charters. The Board as a whole shall have access to such advisors and such other independent advisors that the Company retains or that the Board considers necessary to discharge its responsibilities.

Annual Self-Evaluation

Following the end of each fiscal year, the Nominating and Corporate Governance Committee will oversee an annual assessment by the Board of the Board's performance. The Nominating and Corporate Governance Committee will be responsible for establishing the evaluation criteria and implementing the process for such evaluation, as well as considering other corporate governance principles that may, from time to time, merit consideration by the Board.

The assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the governance of the Company, as well as a review of the committee structure and an assessment of the Board's compliance with the principles set forth in these Guidelines. The purpose of the review will be to improve the performance of the Board as a unit, and not to target the performance of any individual Board member. The Nominating and Corporate Governance Committee will utilize the results of the Board evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board.

Board Meetings

Frequency of Meetings

The Board will meet at least once annually. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings.

Director Attendance

A director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. Accordingly, a director is expected to regularly prepare for and attend meetings of the Board and all committees on which such director sits (including separate meetings of non-management Directors and the Independent Directors), with the understanding that, on occasion, a director may be unable to attend a meeting. A director who is unable to attend a meeting is expected to notify the Chairman of the Board or the Chair of the appropriate committee in advance of such meeting, and, whenever possible, participate in such meeting via teleconference.

Attendance of Non-Directors

The Board encourages the Chairman of the Board or the Chair of any committee to bring Company management and outside advisors or consultants from time to time into Board and/or committee meetings to provide insight into items being discussed by the Board which involve the manager, advisor or consultant and make presentations to the Board on matters which involve the manager, advisor or consultant. Attendance of non-directors at Board meetings is at the discretion of the Board.

Agendas

The Chairman establishes the agenda for each Board meeting with input from management and, as necessary or desired, from the other directors.

Advance Receipt of Meeting Materials

Information regarding the topics to be considered at a meeting is essential to the Board's understanding of the business and the preparation of the directors for a productive meeting. To the extent feasible, the meeting agenda and any written materials relating to each Board meeting will be distributed to the directors sufficiently in advance of each meeting to allow for meaningful review of such agenda and materials by the directors. Directors are expected to have reviewed and be prepared to discuss all materials distributed in advance of any meeting.

Committee Matters

Number, Name, Responsibilities and Independence of Committees

The Board currently has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The following is a description of each committee:

(i) Audit Committee. The function of the Audit Committee is to help ensure the integrity of the Company's financial statements, the qualifications and independence of the Company's independent auditor and the performance of the Company's internal audit function and independent auditors. The Audit Committee also selects, assists and meets with the independent auditor, oversees each annual audit and quarterly review, establishes and maintains the Company's internal audit controls and prepares the report that federal securities laws require be included in the Company's annual proxy statement.

(ii) Compensation Committee. The function of the Compensation Committee is to review and approve the compensation and benefits of the Company's executive officers, administer and make recommendations to the Board regarding the Company's compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in the Company's proxy statement and publish an annual committee report for the Company's stockholders.

(iii) Nominating and Corporate Governance Committee. The function of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor the Company's compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of the Board, conduct candidate searches and interviews, oversee and evaluate the Board and management, evaluate from time to time the appropriate size and composition of the Board and recommend, as appropriate, increases, decreases and changes in the composition of the Board and formally propose the slate of directors to be elected at each annual meeting of the Company's stockholders.

Under the Bylaws, the composition of each committee must comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. Each of these committees has at least three directors and is composed exclusively of Independent Directors.

The Board may from time to time establish certain other committees to facilitate the management of the Company.

Assignment and Rotation of Committee Members

The Board appoints committee members and committee Chairs according to criteria set forth in the applicable committee charter and such other criteria that the Board determines to be appropriate in light of the responsibilities of each committee. Committee membership and the position of committee Chair will not be rotated on a mandatory basis unless the Board determines that rotation is in the best interest of the Company.

Each member of the Audit Committee must satisfy the independence requirements under the NYSE's listing requirements and other rules and regulations and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and must be financially literate, as determined by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment. At least one member of the Audit Committee must have accounting or related financial management expertise as determined by the Board in its business judgment. In addition, at least one member of the Audit Committee must meet the definition of "audit committee financial expert" as determined by the Board in its business judgment in accordance with Item 401(h) of Regulation S-K.

Frequency of Committee Meetings

The minimum number of times each committee must meet annually is specified in such committee's charter. In addition, special meetings may be called by the Chair of each committee from time to time as determined by the needs of the business. It is the responsibility of each director to attend the meetings of the committee(s) on which he/she serves.

Committee Agendas

The Chair of each committee, in consultation with the appropriate members of the committee, will develop his or her committee's agenda.

Committee Self-Evaluations

Pursuant to their respective charters, each committee will conduct an annual review of its performance and charter and recommend to the Board any changes it deems necessary.

Leadership Development

Annual Review of Co-Chief Executive Officers

The Board, with input from the Compensation Committee and each Co-Chief Executive Officer, shall annually establish the performance criteria (including both long-term and short-term goals) to be considered in connection with each Co-Chief Executive Officer's next annual performance evaluation. At the end of each year, each Co-Chief Executive Officer shall make a presentation or furnish a written report to the Compensation Committee indicating his or her progress against such established performance criteria. Thereafter, with both Co-Chief Executive Officers absent, the Compensation Committee shall meet to review each Co-Chief Executive Officer's performance. The results of the review and evaluation shall be communicated to the Board and to each Co-Chief Executive Officer by the Chair of the Compensation Committee.

Succession Planning

The Nominating and Corporate Governance Committee works on a periodic basis with each Co-Chief Executive Officer to review, maintain and revise, if necessary, the Company's succession plan upon either Co-Chief Executive Officer's retirement and in the event of an unexpected occurrence. Each Co-Chief Executive Officer shall report annually to the Board on succession planning for the Co-Chief Executive Officer and senior management positions, including a discussion of assessments, leadership development plans and other relevant factors.

Management Development

The Board will determine that a satisfactory system is in effect for the education, development and orderly succession of senior and mid-level managers throughout the Company.

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Boston	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
	Washington, D.C.

March 1, 2005

File No. 033959-0006

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Maguire Properties, Inc. – Withdrawal of Stockholder Proposal

Dear Ladies and Gentlemen:

We are writing as counsel to Maguire Properties, Inc. (the "Company") to inform you that Richard W. Clayton III (the "Proponent") has withdrawn his stockholder proposal (the "Proposal"), submitted to the Company on December 22, 2004. Accordingly, the Company respectfully requests the withdrawal of its no-action request letter, dated as of February 4, 2005 (the "No-Action Letter"), submitted by us on behalf of the Company in connection with the Proposal.

The Proponent has informed us that he intends to sell his shares of stock in the Company prior to the Company's 2005 Annual Meeting and thereby withdraws the Proposal. Pursuant to Section B(15) of *Staff Legal Bulletin ("SLB") No. 14* (July 13, 2001), we have attached a copy of the Proponent's signed letter of withdrawal hereto as Exhibit A. For your reference, we have also attached a copy of the No-Action Letter as Exhibit B hereto.

We respectfully request confirmation from the Staff of the Division of Corporation Finance that the No-Action Letter has been withdrawn. In accordance with Section B(14) of *SLB No. 14*, we are concurrently delivering a copy of this letter of withdrawal to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (213) 485-1234.

Very truly yours,

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

EXHIBIT A

Proponent's Signed Letter of Withdrawal

February 28, 2005

Richard W. Clayton III
2022 Columbia Rd. NW Apt. 109
Washington DC 20009

Mark T. Lammas
Senior Vice President, General Counsel, and Secretary
Maguire Properties, Inc.
333 South Grand Avenue
Suite 400
Los Angeles CA 90071

Dear Mr. Lammas,

I am writing to you to inform you that I intend to sell my shares in Maguire Properties prior to the 2005 annual meeting of shareholders. Therefore, I hereby withdraw the proposal I submitted to the company on December 22, 2004.

Sincerely,

Richard W. Clayton III

EXHIBIT B

No-Action Letter

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Boston	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
	Washington, D.C.

February 4, 2005

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Maguire Properties, Inc. Stockholder Proposal

Dear Ladies and Gentlemen:

We are writing as counsel to Maguire Properties, Inc. (the "Company") to inform you that the Company intends to omit a stockholder proposal (the "Proposal") from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The Proposal, submitted by Richard W. Clayton III (the "Proponent"), is attached hereto as Exhibit A. We respectfully request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2005 Annual Meeting.

The 2005 Annual Meeting is scheduled to be held on June 3, 2005 and the Company intends to file its definitive proxy materials with the Commission on or about April 27, 2005 and commence mailing of those materials to stockholders on the same date. Pursuant to Rule 14a-8(j), we are filing this letter at least eighty (80) calendar days before the filing of our definitive proxy statement and form of proxy.

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy that "the board's chairman be an independent director who has not previously served as an executive officer of Maguire. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is willing to serve as chairman."

We believe that the proposal may be omitted from the Company's proxy materials pursuant to Rules 14a-8(i)(3), (4), and (7) and Rule 14a-9 for the reasons set forth below.

1. THE PROPOSAL RELATES TO THE REDRESS OF A GRIEVANCE AND THE FURTHERANCE OF A PERSONAL INTEREST.

We believe that the Proposal should be excluded pursuant to Rule 14a-8(i)(4), which permits a company to omit a stockholder proposal if the proposal relates to the redress of a personal claim or grievance against the company, or if it is designed to result in a benefit to the stockholder submitting the proposal or to further a personal interest which is not shared by the other stockholders at large. Although the Proposal is submitted in the name of the Proponent, Richard W. Clayton III, who claims to have "no 'material interest' other than that...shared by the stockholders of the Company generally," the Proponent is in fact a Senior Research Analyst for the Service Employees International Union (the "SEIU"), a union that is currently involved in a labor dispute with the Company. In fact, the Proponent has spoken on behalf of the SEIU in connection with similar public relations attacks against companies with which the SEIU had ongoing labor negotiations, as discussed in the article attached hereto as Exhibit B. The following facts and statements clearly illustrate that, despite the fact that the Proposal is drafted in such a way that it could conceivably relate to matters that may be of general interest to all stockholders, the Proponent and the SEIU are using the Proposal as one of various pressure tactics designed to further the Proponent's and the SEIU's objective of obtaining union representation of certain employees at the Company.

Since September 2002, the Company has been the subject of an organizing campaign by the SEIU to pressure the Company to waive the Company's statutory right to have its security employees and other employees represented by separate unions. The Company's role as the largest landlord in the Los Angeles central business district has made this campaign of prime importance to the SEIU, and the SEIU's campaign has been the subject of articles in business journals and other publications. An article in the Los Angeles Times dated June 4, 2004, attached hereto as Exhibit C, characterized the SEIU's organizing efforts as a "methodical Los Angeles campaign," commenting that "the SEIU cranked up the pressure...when about 100 union leaders, guards and supporters held a rally downtown as investors arrived for the first stockholder meeting of Maguire Properties, Inc." The SEIU has also held rallies and protests at properties owned by the Company, and has distributed fliers, attached hereto as Exhibit D, urging the public to contact certain managers at properties owned by the Company to "tell them Maguire Properties should respect security officers' fundamental human and civil right to form a union with the SEIU."

The SEIU's pressure tactics are further evidenced by a website created by the SEIU called MPGMonitor.com which, according to the website, is "a service for Maguire Properties Inc. investors, analysts & tenants." However, rather than serving as a neutral, unbiased forum for information, the SEIU website only contains information that portrays the Company in a negative light. For example, links on the website are entitled "Maguire Earnings Decline"; "Maguire Properties' Forecasts for Major Lease Take Sharp Turn for the Worse"; and "Community Opposition to School District Lease with Maguire Properties Solidifies."

The SEIU has also actively lobbied against the Company on other unrelated issues, such as the renewal of a lease by one of the Company's major tenants, the Los Angeles Unified School

District (the "LAUSD"). In a letter to the LAUSD entitled "Opposition to Renewal of LAUSD Lease with Maguire Properties at KPMG Tower," a copy of which is attached hereto as Exhibit E, the SEIU stated that "we are strongly opposed to any Board decision that would allow another multi-million dollar contract with Maguire Properties to lease office space." At the same time as it lobbied the LAUSD, the SEIU, on its MPGmonitor.com website, published articles entitled "Maguire Properties Forecasts for Major Lease Take Sharp Turn For The Worse" and "Community Opposition to School District Lease with Maguire Properties Solidifies."

Interestingly, the Proponent and the SEIU have recently utilized almost identical pressure tactics against GTCR Golder Rauner, a private equity firm, as described in a BuyOuts article dated January 5, 2004 entitled "GTCR finds itself on Union Hit List" (attached hereto as Exhibit B). While the Proponent, speaking on behalf of the SEIU, claimed that "his union's interest in GTCR is part of a larger focus on corporate governance issues," GTCR officials argued that the SEIU action was directly related to ongoing labor negotiations at one of GTCR's portfolio companies. The article notes that "[r]ather than filing any legal charges, the union is pressuring GTCR through a public relations campaign and a union-sponsored website called GTCRWatch.com. The site displays the SEIU claims that GTCR is putting both institutional and individual investors at risk by implementing 'poor' governing practices like a 'lack of shareholder empowerment' and a tendency to avoid placing independent directors on the boards of its portfolio companies." The article goes on to state that GTCR "has gone so far as to suggest the move is a negotiation ploy designed to force GTCR's hand in an ongoing labor dispute at another portfolio company," and quotes a GTCR senior principal as saying that the "SEIU has been battling with [the portfolio company] for a while, and started a smear campaign when they couldn't gain any traction." As illustrated by the GTCR case, both the Proponent and the SEIU have experience in utilizing damaging publicity campaigns and union-sponsored websites to further their causes.

It is hardly a coincidence that the increased interest in "corporate governance" at the Company by the Proponent and the SEIU has arisen during the organizing campaign that began in September 2002 and continues today. As evidenced by the facts above, we do not believe that the Proposal was submitted by the Proponent as a bona fide effort to improve the Company's corporate governance for the benefit of all of its stockholders. Rather, we are convinced that the Proponent, taking advantage of the Proponent's standing as a stockholder of the Company and using the stockholder proposal process as an additional avenue of attack, has submitted the Proposal in order to advance the SEIU's own campaign to pressure the Company to modify its position with respect to the ongoing labor dispute.

The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from a company's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135* (October 14, 1982). On many occasions, the Commission has struck down stockholder proposals as nothing more than personal grievances disguised as a matter of general interest to stockholders. See *RCA Corporation* (February 7, 1979); *Armco Inc.* (January 29, 1980, reconsidered March 5, 1980); *American Express* (February 12, 1980); *Cabot Corporation* (December 3, 1992); *Texaco Inc.* (March 18, 1993); *Crown Central Petroleum Corporation* (March 4, 1999); *International Business Machines*

Corporation (December 18, 2002); *The Southern Company* (January 21, 2003); and *Morgan Stanley* (January 14, 2004). In fact, the Commission has previously rejected proposals by unions as disguised attempts to gain the upper hand in collective bargaining. In *Core Industries, Inc.* (November 23, 1982), the Commission found that "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, the Proponent is using the proposal as one of many tactics designed to assist the Proponent in his objective as a union organizer to obtain union representation." The Commission in *Dow Jones & Company, Inc.* (January 24, 1994) also supported exclusion of a proposal submitted by members of a union where such proposal was used as one of many pressure tactics while the union was engaged in negotiations with respect to a new collective bargaining agreement. After describing numerous publications and other pressure tactics similar to those utilized by the Proponent and the SEIU against the Company, Dow Jones characterized the union's proposal as attempts to address a personal grievance aimed to "induc[e] Dow Jones to conclude a collective bargaining agreement on terms favorable to [the union]."

In light of the foregoing, the Company believes that the Proposal is not a proposal intended to benefit the Company's stockholders generally, but is intended to further the particular agenda of the SEIU (of which the Proponent has been an outspoken representative), to apply pressure on the Company in the hopes of influencing the Company to modify its position with respect to the current labor dispute. Because the Proposal is based upon a personal grievance the Proponent and the SEIU have against the Company and has been submitted for the purpose of furthering a personal interest of the Proponent and the SEIU that is not shared by the other stockholders of the Company, it is, therefore, excludable under Rule 14a-8(i)(4).

2. THE PROPOSAL IS MATERIALLY FALSE AND MISLEADING.

14a-(8)(i)(3) permits a company to exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See *Staff Legal Bulletin ("SLB") No. 14* (July 13, 2001); *Cisco Systems, Inc.* (September 19, 2002); *Sysco Corporation* (September 4, 2002); and *Winland Electronics, Inc.* (May 24, 2002). The Commission, in SLB No. 14B (September 15, 2004), has set forth "certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3)." In accordance with SLB No. 14B, we submit that the Proposal is properly excludable under Rules 14a-(8)(i)(3) and 14a-9 because it contains inherently vague and indefinite statements, false or misleading statements and statements that directly and indirectly impugn the character and integrity of Robert F. Maguire III, the Company's Chairman. The following statements contained in the Proposal cause the Proposal to be materially false and misleading:

(a) The "Resolved" portion of the Proposal asks:

"[T]hat the stockholders of Maguire Properties, Inc. ("Maguire") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Maguire."

The Proposal, if implemented, would leave the Board and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's Chairman, because the Proposal does not include a definition of an "independent" director. While the Proposal identifies one relationship – previously serving as an executive officer of the Company – that would disqualify an individual from serving as the "independent" Chairman, there are numerous possible interpretations as to what other relationships a director may have that would result in that director not being deemed "independent." The Company uses the New York Stock Exchange's (the "NYSE") independence standards in evaluating the independence of its directors. However, (i) neither the Proposal nor the supporting statement gives any indication as to whether the NYSE independence standards would be acceptable for determinations of independence under the Proposal, and (ii) the NYSE listed company manual allows for former executive officers of a company to be deemed independent three years after the end of such officer's employment relationship, while the Proposal disqualifies former executive officers from ever being deemed independent. Thus, the Proponent is clearly not referring to the NYSE independence standards, and leaves the Board, management and stockholders without a definition of "independent" with which to evaluate or implement the Proposal.

The Commission has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See e.g., *The Procter & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal). Further, the Commission has recently reiterated its position that the exclusion of inherently vague and indefinite statements is "consistent with our intended application of rule 14a-8(i)(3)." *SLB No. 14B.* Accordingly, the Proposal is so vague and indefinite that it is inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

(b) The supporting statement states:

"As a Commission of The Conference Board stated in a 2003 report, 'The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served.'"

This statement is materially misleading, as it implies that: (i) the Board is not strong, diligent or independent and does not understand key issues, provide wise counsel or ask management tough questions, and (ii) implementing the Proposal will remedy these problems. The Proponent provides no evidence that the Board is not strong, diligent or independent, or that the Board does not understand key issues, provide wise counsel and/or ask management tough questions. Moreover, the Proponent provides no factual support for the premise that implementing the Proposal will make the Board stronger, more diligent or more independent, or will make them understand key issues better, provide wiser counsel or ask management tougher questions. Thus, the statement is materially misleading. See *SLB No. 14B.*

In addition, no citation to quotes is included with the foregoing statement to assist stockholders of the Company in verifying their accuracy, and to view them in context. In several instances in the past, the Commission has directed that accurate citations to the source of quotes be included in proposals by a proponent. See, e.g., *Monsanto Company* (November 26, 2003); *AMR Corporation* (April 4, 2003); *The Home Depot, Inc.* (March 31, 2003); and *The Boeing Co.* (February 26, 2003).

(c) The supporting statement states:

"[W]e believe the board's responsibilities have the potential to bring it into conflict with the CEO under some circumstances."

The Proponent should revise the clause above stating that "we believe" to indicate that it sets forth his personal opinion, rather than the opinion of a group or of the Company's stockholders in general. Although, as discussed previously, this Proposal clearly emanates from the SEIU generally, the Proponent (and not the SEIU) has demonstrated compliance with the minimum ownership requirements of Rule 14a-8(b)(1). As such, the Proponent's statement that "we believe" (rather that "I believe") misleadingly suggests a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

(d) The supporting statement states:

"As Intel chairman Andrew Grove puts it, 'The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?'"

As with the prior quote, no citation is included with the foregoing statement to assist stockholders of the Company in verifying the accuracy of the quote, and to view the quote in context.

(e) The supporting statement states:

"I am concerned about the board's ability to monitor related party transactions between Mr. Maguire and Maguire. A number of such transactions were undertaken in connection with the formation of Maguire, including the acquisition by Maguire's Operating Partnership of options to purchase properties owned by entities related to Mr. Maguire. Maguire's Operating Partnership and/or Service Partnership has also agreed to provide management or leasing services (or both) to properties owned by entities in which Mr. Maguire holds a controlling or material interest."

Note (b) to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading depending on the facts and circumstances. Further, SLB No. 14B provides that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...statements directly or indirectly impugn character, integrity, or personal reputation...without factual foundation." *SLB No. 14B.* The statement above impugns the character and integrity of Robert F. Maguire III, the Company's Chairman and Co-CEO, without factual foundation. The implication of the above passage is that the transactions listed potentially constitute self-dealing, and the passage indirectly attacks the integrity and character of Mr. Maguire. There is no factual foundation that any self-dealing has occurred or that Mr. Maguire has acted in a way that is improper, illegal or immoral. The Proponent provides no evidence that the terms of each of the transactions listed are not substantially comparable to terms that would have been agreed to in an arms-length transaction. See *AMR Corp.* (April 3, 2002) (where the Commission required the proponent to delete statements which the company argued impugned its and its board of directors' character and integrity without factual support).

In addition, the foregoing passage is misleading because the Proponent expresses concern for the ability of the Board to monitor related party transactions, while failing to disclose steps the Company has taken in order to assure the fairness of such transactions, including: (i) that the Company maintains a Board with a majority of independent directors to review such transactions, and (ii) that in situations in which a director has a personal interest in a transaction, the director discloses the interest to the Board, excuses himself or herself from discussion on the matter and does not vote on the matter.

(f) The supporting statement fails to disclose the Proponent's motive in submitting the Proposal.

The Proposal fails to disclose the Proponent's underlying motive in submitting the Proposal – that he is in fact submitting the Proposal on behalf of the SEIU as part of its campaign to pressure the Company to change its position with respect to representation of Company employees. The Proposal is misleading because without disclosing the motive, stockholders might be led to conclude that the Proposal is a bona fide attempt by a stockholder to redress a problem with the Company's leadership structure. Stockholders might assume that the Proponent is motivated by a desire to protect or enhance their investment in the Company, and fail to realize the Proponent's desire to gain leverage in contract negotiations with the Company. See *Dow Jones.*

As reflected under sub-headings (a)-(f) above, the Proposal contains numerous false, misleading and unsubstantiated statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Commission sometimes permits a proponent to revise a proposal where is contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of *SLB No. 14*), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of *SLB No. 14*). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Commission has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of *SLB No. 14*). Because the defects of the Proposal, as described above, would require editing of every paragraph of the Proposal, the Company has concluded that it may omit the entire Proposal from its 2005 proxy materials in accordance with Rule 14a-8(i)(3).

LATHAM&WATKINS LLP

3. THE PROPOSAL RELATES TO THE CONDUCT OF ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

Rule 14a-8(i)(7) states that a company may exclude a stockholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the stockholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See *Exchange Act Release No. 34-40018* (May 21, 1998). As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The Commission has previously held that proposals concerning requests to seek new management, hire or terminate officers, censure officers and change the duties of officers are excludable as matters relating to a company's ordinary business operations. See, e.g., *Exxon Corporation* (January 26, 1990) (proposal to remove the Chief Executive Officer); *Philadelphia Electric Company* (January 29, 1988) (proposal to terminate the Chairman and President); *Public Service Company of Colorado* (March 19, 1987) (proposal to seek new leadership in management of the company); and *U.S. Air, Inc.* (February 1, 1980) (proposal to create separate offices for the Chairman and President).

The Company has strived, through adoption of the corporate governance measures discussed previously, to demonstrate to stockholders and the investment community that the Company takes seriously its obligations with respect to management oversight and encouragement of a strong, independent Board. However, while stockholders do have a legitimate role in requesting the Board to examine possible implementation of new policies, practices and procedures designed to ensure Board independence, the Company believes that it is up to the Board to determine which policies, practices and procedures to implement. Accordingly, the Company believes that its decision as to whether the role of Chairman can be appropriately filled by a current or prior executive officer of the Company is a matter relating to the Company's ordinary business operations. The supporting statement places emphasis on "promot[ing] independent board leadership," again an area that the Company believes is already addressed by current Company policies and procedures. While the Company recognizes that the Proposal's objective in promoting independent board leadership is a significant policy issue, the Board's choice of the specific method to achieve that objective is a matter relating to the Company's ordinary business operations. See, e.g., *Z-Seven Fund, Inc.* (November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

Accordingly, for the above reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 proxy materials. If you have any questions, or if the Commission is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Commission prior to the issuance of any written response.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (213) 485-1234.

Very truly yours,

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

<u>Exhibit A</u>

Proposal

December 22, 2004

Richard W. Clayton III
2022 Columbia Rd. NW Apt. 109
Washington DC 20009

Mark T. Lammas
Senior Vice President, General Counsel, and Secretary
Maguire Properties, Inc.
333 South Grand Avenue
Suite 400
Los Angeles, CA 90071

Dear Mr. Lammas,

I write to give notice that, pursuant to the 2004 proxy statement of Maguire Properties, Inc. (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). I request that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. I have owned the requisite number of shares of Maguire Properties for the requisite time period. I intend to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I intend to appear in person at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that I believe to be shared by stockholders of the Company generally. Please contact me at (202) 639 7609 if you have any questions.

Sincerely,

Richard W. Clayton III

RESOLVED, that stockholders of Maguire Properties, Inc. ("Maguire") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Maguire. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent director is willing to serve as chairman.

SUPPORTING STATEMENT

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO. (See Report of the NACD Blue Ribbon Commission on Director Professionalism, at 1-2) Although the board and senior management may work together to develop long-range plans and relate to key constituencies, we believe the board's responsibilities have the potential to bring it into conflict with the CEO under some circumstances.

Specifically, when a CEO serves as chairman, there is a risk that his interests will conflict with the board's duty to direct and monitor the business and affairs of the company. As Intel chairman Andrew Grove puts it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Currently, Maguire co-CEO Robert F. Maguire III also serves as chairman of Maguire's board of directors. I believe that this arrangement could impair the board's effectiveness in representing stockholders' interests. Specifically, I am concerned about the board's ability to monitor related party transactions between Mr. Maguire and Maguire. A number of such transactions were undertaken in connection with the formation of Maguire, including the acquisition by Maguire's Operating Partnership of options to purchase properties owned by entities related to Mr. Maguire. Maguire's Operating Partnership and/or Service Partnership has also agreed to provide management or leasing services (or both) to properties owned by entities in which Mr. Maguire holds a controlling or material interest.

I urge stockholders to promote independent board leadership and vote for this proposal.

Exhibit B

Kenneth MacFayden, *GTCR Finds Itself on Union Hit List*, BuyOuts, January 5, 2005.

1/5/04 Buyouts (Pg. Unavail. Online)
2004 WL 61755707

Buyouts

Monday, January 5, 2004

GTCR Finds Itself On Union Hit List

Kenneth MacFadyen

One of the nation's largest employee unions is taking aim at Chicago-based private equity firm GTCR Golder Rauner, alleging "managerial manipulation and malfeasance" in regards to GTCR portfolio companies like Lason Inc. and AnswerThink Inc. GTCR has denied the charges, and has gone so far as to suggest that the move is a negotiation ploy designed to force GTCR's hand in an ongoing labor dispute at another portfolio company.

The complainant is the Service Employees International Union (SEIU), which represents 1.6 million public service employees. Rather than filing any legal charges, the union is pressuring GTCR through a public relations campaign and a union-sponsored website called GTCRWatch.com. The site displays SEIU claims that GTCR is putting both institutional and individual investors at risk by implementing "poor" governance practices like a "lack of shareholder empowerment" and a tendency to avoid placing independent directors on the boards of its portfolio companies. It cites instances of alleged fraud at both Lason and AnswerThink, and urges potential GTCR limited partners to "take into account GTCR's approach to corporate governance when deciding to invest in a GTCR fund."

Richard Clayton, a senior research analyst for the SEIU Capital Stewardship Program, says that his union's interest in GTCR is part of a larger focus on corporate governance issues. "We have been very active in corporate governance, and in the past year or two we became aware of the significant investments public pensions and institutions place in private equity," he said. "We felt that there was a possibility these private equity firms were bringing to the public market companies that don't meet the standards of corporate governance, standards that we're trying to help enforce."

Clayton added that the union's reason for focusing on just one firm was largely based on a scarcity of resources for such endeavors. Such a rationale was also cited last year when the SEIU criticized Leeds Weld & Co. for its investments in companies that champion public school privatization (See Buyouts, 9/8/03). Also like in the Leeds Weld case, the union made its grievances about GTCR known publicly before contacting the firm in question. "We picked GTCR because it is very active in terms of companies both in its portfolio and companies that were taken public," Clayton explained. "Also, we felt that GTCR would be a good start because it represents a halfway point between venture capital and the buyout market, and also because they market themselves as a firm that works closely with management."

For its part, GTCR claims that the SEIU action is just sour grapes over ongoing labor negotiations at GTCR portfolio company Trans Healthcare Inc. "The SEIU has been battling with Trans Healthcare for a while, and started a smear campaign when they couldn't gain any traction," said Bruce Rauner, a senior principal with GTCR, in an interview with Buyouts. "That's when they started on us... If they were really genuinely concerned about corporate governance, they would have called us and expressed their concerns, but they have never done that."

Rauner added that his firm frequently reviews its corporate governance issues, and that its procedures and board structures were in line with the standards of numerous other private equity firms. "Have we had bad deals where the management teams have pulled the wool over our eyes? Sure-we manage more than 100 companies and can't see everything, but when these situations have arisen, we've been complemented on how ruthlessly we've handled it."

In regards to the SEIU's references to AnswerThink-which currently is defending itself against a class action lawsuit by shareholders Rauner defended his firm by noting that GTCR never was a controlling shareholder. "For [the SEIU] to draw a link there is ridiculous, but when you're trying to sling mud you make allegations," he said. "[AnswerThink's] stock was trashed and there wasn't anything we could possibly do about that. The allegations of fraud against the company-from everything we know about it-is a baseless class action lawsuit, just ambulance-chasing lawyers."

The SEIU does not seem to be contemplating any legal action of its own right now, but it may take rhetorical action against other private equity firms. "We intend to pursue more research along these lines, and I suspect that what we'll find is that many of the disempowering features we found at GTCR will be found in other places as well," Clayton said. "Our members' retirement funds are at stake here."

He is quick to add, however, that he doesn't want the union to be seen as the private equity industry's Elliot Spitzer. "The interesting thing about private equity is we were basically ignorant about the asset class so we started to learn about it," Clayton admitted. "After looking into it, I think it is appropriate that there should be more disclosure. We're not looking to discourage private equity allocations, but we believe they have obligations to make sure there is a clear understanding of governance. It is not a question of trying to stick it to the private equity community."

Likewise, Rauner made sure to make the point that GTCR is not anti-union. He is unclear whether or not his firm and the SEIU will come to a meeting of the minds, but did say that he would gladly discuss corporate governance matters with any of the firm's investors. "A lot of our limited partners have union beneficiaries and we recognize that if a deal opportunity has a lot of union issues where something like this might come up, we won't pursue it."

Exhibit C

Nancy Cleeland, ***Surprising Opposition to Effort to Organize Guards*****,**
LOS ANGELES TIMES, June 4, 2004 at C-1.

6/4/04 L.A. Times C1
2004 WL 55917213

Los Angeles Times

Friday, June 4, 2004

Business; Business Desk

Surprising Opposition to Effort to Organize Guards; A building owner who backed janitors doesn't want security workers in the same union.

Nancy Cleeland
Times Staff Writer

A two-year effort by the service workers union to organize thousands of Los Angeles County security guards is gaining traction. But it has also run into opposition from a surprising source: Robert Maguire, the real estate magnate who championed the cause of union janitors four years ago. Maguire doesn't want the same union to represent both janitors and guards in his buildings, which include some of Los Angeles' most prestigious high-rises. His argument is that such an arrangement could test loyalties during another strike by janitors.

Leaders of the Service Employees International Union, which is trying to organize guards around the country, say the issue hasn't been a problem in San Francisco, Chicago or New York. Landmarks including the Transamerica Pyramid building and Rockefeller Center are guarded and cleaned by people from the same local. Contracts in those cities prohibit guards from joining a strike or picket action, union leaders said.

"It's a smokescreen," said Jono Shaffer, director of the SEIU's national security organizing campaign. "It's a false issue."

Despite the opposition, the union appears to be making progress in its methodical Los Angeles campaign, which mirrors efforts in cities including Minneapolis and Seattle. Organizers have collected about 1,500 pledge cards from guards -- representing more than 85% of those working in targeted buildings, Shaffer said.

The campaign is backed by a number of religious and civil rights groups, including the Catholic Archdiocese and the Southern Christian Leadership Conference. Two weeks ago, Los Angeles Mayor James K. Hahn urged Maguire and other building owners in writing "to develop an agreement on this issue as soon as possible."

Hahn's letter prompted the Building Owners and Managers Assn. of Greater Los Angeles to survey top members on whether they wanted to begin discussions with the SEIU, which would be a significant step toward negotiating a contract.

"It's not a vote," said Alan Levy, chief executive of Tishman International, who chairs the association's labor committee. "It's just a sampling to take the temperature of our members."

Other building owners besides Maguire, he said, "have mentioned the problem of the fox watching the chicken coop."

In 2000, Maguire broke a deadlock in the three-week Los Angeles janitors strike by personally lobbying fellow building owners to pay higher wages and benefits. At one point, he threatened to cut his own deal if they refused.

"Maguire Properties does not oppose unions, but believes it is a conflict to have two employee groups in the same building governed by one local," said Maguire spokeswoman Peggy Moretti. "The safety of our tenants is of paramount importance."

Maguire was unavailable for comment.

Nearly all guards at commercial buildings in Los Angeles work through contractors, but building owners ultimately pay for the services.

The SEIU cranked up the pressure Thursday morning, when about 100 union leaders, guards and supporters held a rally downtown as investors arrived for the first shareholder meeting of Maguire Properties Inc., which went public last year. Maguire allowed a small contingent, including Miguel Contreras, head of the Los Angeles County Federation of Labor, to address the group.

"I told them this is the biggest organizing drive in Los Angeles, and it's a struggle we're all going to unite around," Contreras said.

Guards complain that they've been given heightened responsibilities after the Sept. 11, 2001, terrorist attacks but they are still poorly trained and sometimes earn less than janitors in their buildings. According to the SEIU, the median wage for security officers in Los Angeles County is $8.44 an hour; most are not paid for sick days or holidays. About two-thirds of the guards are African American and 25% are Latino.

"If they raise the standards for us, then they should back it up by giving us a better contract," said Alex Valladares, 22, who for four years has worked in the front lobby of the Maguire-owned Wells Fargo Tower downtown.

Valladares, who works through the contractor Universal Protection Service, earns $9.50 an hour and has an individual health plan. Like all Maguire facilities, he said, the tower is known as a good place to work.

Still, he said, the job doesn't pay enough to retain workers. "It's more like a second job, not something you would want to do for the rest of your life."
TABULAR OR GRAPHIC MATERIAL SET FORTH IN THIS DOCUMENT IS NOT DISPLAYABLE

PHOTO: SAFETY IN NUMBERS: Gary Moore, right, marches along 7th Street downtown with other security guards in December. The guards want to join the Service Employees International Union.;PHOTOGRAPHER: Mel Melcon Los Angeles Times

Exhibit D

Fliers Distributed by the SEIU

OUR UNION. OUR CHOICE.

"I strongly believe that we need SEIU because they are a strong union and they support hard-working people in more ways than one. We security officers should have our say as to who we want to represent us."
Tyrone Terry, Wells Fargo Center

"They're trying to keep us divided, and many officers at my building are afraid to even talk about a union. We're working to improve the industry and gain more respect with SEIU."
Anthony Jones, California Plaza One

"Without a union it isn't worth it for many good security officers to stay in the industry. There's too much intimidation from supervisors and it's too unstable."
Keith Benn, California Plaza One

"We're not idiots, we know what's good for our future, and that's SEIU. We're all grown up enough to choose a union that will represent our needs, and SEIU is that union."
Carlos Marquez, Wells Fargo Center

Private security officers across Los Angeles are organizing to form a union with SEIU Local 1877, to raise standards and win good jobs with affordable health care and achieve quality training to improve building security.

Maguire Properties Inc. is publicly opposing our effort over the objections of the city's leading African-American, Catholic, and other religious leaders, African-American political leaders, and South L.A. community organizations.

Maguire Properties is seeking to deny security officers our legal right to join the union of our choice—SEIU Local 1877. Every other worker in Maguire high rises—Engineers, Parking Attendants, and Janitors—are union workers. Maguire Properties' stance will keep security officers separate and unequal.

CALL

MICHELLE REIBEL, ASSETS MANAGER OF US BANK TOWER @ 213-683-1000
MARGUERITE ANASTASSIOU, ASSETS MANAGER OF GAS CO. TOWER @ 213-622-8700

TELL THEM MAGUIRE PROPERTIES SHOULD RESPECT SECURITY OFFICERS' FUNDAMENTAL HUMAN AND CIVIL RIGHT TO FORM A UNION WITH SEIU LOCAL 1877


SEIU

FOR MORE INFORMATION CALL SEIU @ 213-673-2245

HERE'S HOW YOU CAN HELP:

CALL

MICHELLE REIBEL
ASSETS MANAGER OF WELLS FARGO TOWER @ 213-253-4200, AND US BANK TOWER @ 213-683-1000

TELL HER MAGUIRE PROPERTIES SHOULD RESPECT SECURITY OFFICERS' FUNDAMENTAL HUMAN AND CIVIL RIGHT TO FORM A UNION WITH SEIU LOCAL 1877


SEIU
Stronger Together
THE SECURITY OFFICERS UNION

FOR MORE INFORMATION CALL 213-673-2245

TWO CITIES:





THE SAME GOALS...

SAFER BUILDINGS
STRONGER
COMMUNITIES

Exhibit E

Letter from SEIU, et. al., to Los Angeles Unified School District (December 1, 2004)

December 1, 2004

Mr. Jose Huizar, President
Board of Education
Los Angeles Unified School District
333 S. Beaudry Ave., 24th Floor
Los Angeles, CA 90017

Re: Opposition to Renewal of LAUSD Lease with Maguire Properties at KPMG Tower

Dear President Huizar:

We are writing on behalf of a broad coalition of teachers, students, parents, and labor groups representing hundreds of thousands of Los Angeles Unified School District (LAUSD) constituents. We know that you share our commitment to quality public education as a top priority for LA's working families by putting the needs of students and classrooms before other interests. With that in mind, we are strongly opposed to any Board decision that would allow another multi-million dollar contract with Maguire Properties to lease office space for LAUSD employees at the KPMG Tower property in downtown Los Angeles. The District currently has a lease for over 260,000 square feet at this property that is set to expire June 2006.

No one needs reminding that the District is faced with a severe budget crisis that makes it more difficult to deliver the quality education that every child deserves. The District has, in the past few years, been forced to increase class sizes, reduce teachers' benefits, and cut vital services and staff to save money. Renewing a lease at KPMG Tower not only would be wasteful, but would send the wrong message to teachers, students, and the community about the District's priorities and ability to make financial decisions in the best interests of its students.

The KPMG Tower Lease: A History of Controversy

"L.A. Unified Criticized for Use of Posh Office Space"
– Los Angeles Times, March 14, 1999

Controversy has surrounded the District's lease with Maguire Properties from the beginning. The Facilities Services Division staff signed a seven-year $38.7 million lease in 1995 after moving from a building that was thought to be vulnerable to earthquakes. An audit later revealed that staff had exaggerated the threat.[1]

A 1999 *Los Angeles Times* article detailing criticism of the District's use of the "posh" 355 South Grand Ave location, noted that the building's amenities, "include a facade of brown imported Italian marble, underground parking and neighbors such as the exclusive City Club on Bunker Hill." It noted that District employees "work in suites with floor-to-ceiling views that sweep from the San Gabriel Mountains to Long Beach." The article quoted then-chairman of the Proposition BB Oversight Committee, Steve Soboroff, saying "it's "absurd" that the district keeps paying rent at a highbrow office complex while it struggles to fix schools with no heat, bad

[1] "LAUSD's Business Services Center" *An Investigative Report, Joint Legislative Audit Committee, Chairman Assembly Scott Wildman*, 1999.

lighting and toilet water coming up through the drinking fountains. [Said Soboroff,] "There are very few children who wouldn't trade their classrooms to move into the [KPMG] tower."

Board members, elected officials and others also have criticized the 355 South Grand Ave. location as being too luxurious for LAUSD. Other controversies have included:

1999 – "$38.7 Million Was Wasted"

- In 1999, the District's lease rates at the KPMG Tower -- from $15.37 to $29.47 per square foot and LAUSD came under attack from community members and elected leaders. A state legislative audit committee chaired by then Assembly Member Scott Wildman initiated an official investigation into the lease. After conducting the audit, Assembly Member Wildman said, "I see this as a real scandal...$38.7 million was wasted."

2002 – Questions Over Impropriety of Maguire Fundraiser

- Maguire Properties and LAUSD were faced with media scrutiny over "questions of impropriety" after Maguire Properties' CEO Robert Maguire hosted a fundraiser for the District's 2002 bond measure eight days after entering negotiations with LAUSD over the KPMG Lease.[2]

2002 -- Maguire Properties Wins Bid By Slimmest of Margins

- In August 2002, just weeks after the controversial fundraiser, the School Board voted to continue leasing space in the KPMG Tower after facilities staff conducted a bidding process. Maguire Properties, downtown L.A.'s largest commercial landlord, barely beat out second place finisher, TransAmerica, whose bid was only $76,000 more.

2004 – Millions in Unanticipated Costs with Maguire Properties?

- On February 18, 2004, LAUSD signed a lease amendment with Maguire Properties that appears to have cost the District an additional, unanticipated $2.8 million. The cost was raised after a re-measurement of the space, an action from which the District was explicitly protected according to the terms of its 2002 lease.[3] It is unclear why the District agreed to waive this protection. Whether or not the LAUSD Board approved the lease amendment with the additional cost increase and whether or not Board members were aware that the cost was to increase are important questions that must be answered.

---

[2] "Firm Raised Election Cash: Conflict with LAUSD Over New Leases?" *Daily News of Los Angeles*, July 22, 2002; "Sweet Charity?" *Los Angeles Business Journal*, August 5, 2002.

[3] Wells Fargo Center Amended and Restated Office Lease (South Tower) Attachment B, August 13, 2003.

Staying in the KPMG Tower Sends the Wrong Message to District Families

Class A office space is defined as, "Space that an image conscious company would lease for its headquarters. Typically, this space has a very high level of finish and an excellent location, and commands the highest rents in the market."[4]

Maguire Properties' website boasts, "The centerpiece of Wells Fargo Center is an elegant, three-story, glass-enclosed atrium. The atrium links the two towers and showcases one of the most significant sculpture collections in Southern California, as well as an extensive array of restaurants and specialty shops."

At the KPMG Tower, LAUSD's Facilities Services Division works side-by-wide with KPMG, the nation's fourth largest accounting firm, Munger, Tolles and Olsen, the fourth largest law firm in the U.S., and other affluent corporate tenants.

With the District constantly struggling to communicate its commitment to putting our students' education above all else, renewing a lease in one of Bunker Hill's ritziest Class A buildings, while at same time missing yet another deadline to consolidate and streamline District operations will only serve to further undermine public confidence in the District's priorities.

Leaving the KPMG Tower and finding office space in a less expensive building will provide needed cost savings that could go toward building schools, repairing classrooms, or buying books must outweigh any District staff convenience issues that may arise.

Given the damaging controversies involving Proposition BB mismanagement and the purchase of the Beaudry Building, we believe this lease is a crucial test for the District to prove to LAUSD stakeholders and the public that facilities contracting decisions will be considered principally for their impact on students and the District's long-term financial health.

Renewal of the KPMG Tower Lease Would Fleece Taxpayers

Renewing the lease at the KPMG Tower would cost taxpayers and the District millions of dollars extra in overly high rents, exorbitant parking fees, and other unnecessarily high costs associated with leasing office space in a top-tier Class A office building in the Bunker Hill area of downtown Los Angeles.

According to a recent Downtown Los Angeles commercial office market report, current Class A and B lease rates average $25.00 and $23.16 respectively per square foot (PSF), while the top-tier of Class A buildings, which includes the KPMG Tower, can be as high as $30.00 PSF.[5]

Exorbitant Parking Costs

Parking costs are one example of the unnecessary costs the District would incur if it renews the lease at the KPMG Tower. The building's high parking rates would cost taxpayers and the

---

[4] Definitions of key terms used in the report, Colliers Seeley Office Market Report, Central Los Angeles, Third Quarter 2004.

[5] Colliers Seeley Office Market Report, Central Los Angeles, Third Quarter 2004. Current lease rates weighted by direct lease space average per square foot per annum.

District millions of dollars in unnecessary expenses over the life of the lease. The current rate for the nearly 1,000 parking spaces required by the KPMG lease is $262.55 per space per month for on-site parking and $197.81 per space per month for off-site parking. These parking costs are too high, especially given the recent concerns raised over the cost of parking spaces at the Beaudry Building, which cost only $75 to $125 per month.

Eliminating Expensive Leases Will Generate Cost Savings

We agree with Board Members and other District officials who have called for the District to limit its search for office space to more sensible, cost-efficient properties. Superintendent Romer has it right when he stated recently, "The burden is on me to find every dollar savings I can, and I'm going to do that."[6] Getting rid of the District's high-end real estate leases is an obvious strategy to generate needed savings.

If Consolidation Delayed Again, LAUSD Should Find New Space

According to the public statements of Superintendent Romer and School Board Members, the District's long-term operational and financial plan has long included vacating the KPMG Tower and consolidating all operations in the Beaudry Building by the time the KPMG lease expires in 2006.[7] It was our clear understanding as LAUSD stakeholders that the costly 2002 KPMG lease was only necessary until Bank of America moved out of Beaudry, which it is scheduled to do by 2006. It is precisely for this reason that the KPMG lease was written to expire in 2006.

If the District is going to miss another deadline for consolidation and streamlining of its operations and continues to need space outside of Beaudry beyond 2006, we are firmly opposed to any scenario that would involve LAUSD continuing to lease expensive office space in the KPMG Tower or any other top-tier, Class A property.

With the District facing an acute budget gap, there is simply no sound economic reason why the District would renew a lease in such expensive, top-tier office space.

Maguire Properties' Interests At Odds With the District's

Despite the financial and operational imperatives for LAUSD to leave the KPMG Tower, Maguire Properties' executives have expressed optimism when asked by company shareholders if LAUSD might stay in the KPMG Tower. When asked on its August 4, 2004, Second Quarter earnings call what would happen with the LAUSD lease, a top company executive said, "we think that's a fair expectation that we'll keep it, a substantial portion of it."

Maguire Executive Suggests Lease Rate Could Be Raised

Another top executive said to shareholders on the same call, "Now, recognize that space is at a below-market rental rate"[8] — suggesting Maguire Properties could be in a position to raise the cost of the lease if the District decides to renew.

---

[6] "Final Touched Put on Budget; '05 Cuts Begin" *Daily News of Los Angeles* September 1, 2004.

[7] Board of Education Report No. 3, presented at the September 25, 2001 LAUSD Board meeting and approved on October 9, 2001.

[8] Maguire Properties Q2 2004 Earnings Conference Call, August 4, 2004.

Maguire Properties views the District's bond measure-funded school construction program as a source of revenue for their company. A former Maguire Properties' leasing executive, speaking with shareholders during a February 2004 conference call, spoke about the relationship between school bond measures and the District's renewals with Maguire:

> "Everything the district has done is tied directly to a lease extension or expansion in our building. They passed a measure in '97. We got expansion space for them in '97. They passed another measure in '98 to spend $900 million and we extended them again and expanded them in '98.
>
> "They passed measure K in 2002 and we extended them from 2003 and to 2006 and that was to build 120 schools, which about half of them are already underway. This measure in 2004 [Measure R] is...just under $4 billion. And it's for more of the same, and the group that happens to be in charge of the renovation development and expansion happens to all reside in our building.
>
> "So we are...hopeful to get them to stay on and that's the reason why they expired with not a tenant to backfill them immediately. We think as soon as this measure passes we will continue our discussions with them for further expansion and extension possibilities."

With Maguire Properties clearly hoping to retain its top tenant at one of its most prestigious properties, it is clear that the District's financial and operational interests diverge from those of its current landlord.

* * *

To summarize, we are strongly opposed to LAUSD renewing or extending its lease, or any part of its lease, with Maguire Properties for office space in the KPMG Tower beyond 2006.

We also request notification when a recommendation to the Board is available and the Board or Committee meeting dates as soon as a recommended bid is scheduled for consideration.

Thank you for your consideration of this matter.

Sincerely,

Miguel Contreras, Executive Secretary-Treasurer
LA County Federation of Labor

John Perez, President
United Teachers L.A.

Bill A. Lloyd, Deputy Trustee
SEIU Local 99

Mike Garcia, President
SEIU Local 1877

Exhibit F

Maguire Properties Inc.
Corporate Governance Guidelines

MAGUIRE PROPERTIES, INC.

CORPORATE GOVERNANCE GUIDELINES

MAGUIRE PROPERTIES, INC.
Corporate Governance Guidelines

The Board of Directors (the "Board") of Maguire Properties, Inc., a Maryland corporation (the "Company"), has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to serve the interests of the Company and its stockholders. These Guidelines should be interpreted in the context of all applicable laws, the Company's Articles of Amendment and Restatement, as amended or supplemented from time to time (the "Charter"), the Company's Amended and Restated Bylaws, as amended from time to time (the "Bylaws"), and the Company's other corporate governance documents. These Guidelines acknowledge the leadership exercised by the Board's standing committees and their Chairs and are intended to serve as a flexible framework within which the Board may conduct its business and not as a set of legally binding obligations. The Guidelines are subject to modification from time to time by the Board as the Board may deem appropriate in the best interests of the Company and its stockholders or as required by applicable laws and regulations.

These Guidelines are available on the Company's website at http://www.maguireproperties.com and in print to any stockholder who otherwise requests a copy. The Company's Annual Report on Form 10-K will state the foregoing.

The Board

Size of the Board

The Charter provides that the number of directors of the Company initially shall be six, which number may be increased or decreased pursuant to the Bylaws, but shall never be more than 15 nor less than the minimum number required by the Maryland General Corporation Law (the "MGCL"). Pursuant to the MGCL, a corporation shall never have less than one director. The Board currently has six members, and believes that six directors is an appropriate size based on the Company's present circumstances. The Nominating and Corporate Governance Committee will periodically review the size of the Board, and determine the size that is most effective in relation to future operations.

Independence of the Board

New York Stock Exchange ("NYSE") listing standards require NYSE-listed companies to have a majority of independent board members and a nominating/corporate governance committee, compensation committee and audit committee each comprised solely of independent directors. Under the NYSE listing standards, no director of a company qualifies as "independent" unless the board of directors of such company affirmatively determines that the director has no material relationship with such company (either directly or as a partner, shareholder or officer of an organization that has a relationship with such company). In addition, the NYSE listing standards contain the following further restrictions upon a listed company's director independence: (i) a director who is an employee, or whose immediate family member is an executive officer, of such company is not independent until three years after the end of such employment relationship; (ii) a director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from such company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; (iii) a director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of such company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship; (iv) a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company's present executives serve on the other company's compensation committee is not "independent" until three years after the end of such service or the employment relationship; and (v) a director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold. The Board by resolution adopted such standards as the Company's standards for independence of Board members.

The Board will affirmatively determine on an annual basis, and the Company will disclose as required, as to each Board member whether he or she satisfies the above-mentioned independence standards (an "Independent Director").

Separate Sessions of Non-Management Directors

The non-management Directors will meet in executive session without management directors or management present on a regularly scheduled basis. The name of the director selected to preside over such meetings will be published along with a means for stockholders to communicate with the non-management Directors. The non-management Directors will review the Company's implementation of and compliance with its Guidelines and consider such matters as they may deem appropriate at such meetings. Non-management Directors are all Directors who are not company officers (as that term is defined in Rule 16a-1(f) under the Securities Act of 1933), including such Directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.

In addition, if the non-management Directors include Directors who are not also Independent Directors, the Independent Directors shall also meet separately at least once per year in executive session.

Director Qualification Standards

The Nominating and Corporate Governance Committee has not set forth minimum qualifications for Board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the Board, the Nominating and Corporate Governance Committee considers the following criteria:

(i) experience in corporate governance, such as an officer or former officer of a publicly held company;

(ii) experience in the Company's industry;

(iii) experience as a board member of another publicly held company; and

(iv) academic expertise in an area of the Company's operations.

Selection of New Directors

The entire Board will stand for election by the Company's stockholders each year at the Company's annual meeting. For each annual meeting, the Nominating and Corporate Governance Committee will formally propose a slate of directors for election by the stockholders. Each member of the Board serves for a one-year term and until his or her successor is duly elected and qualifies.

At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Nominating and Corporate Governance Committee shall recommend to the Board for election by the Board to fill such vacancy, such prospective member of the Board as the Nominating and Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve. Under the Bylaws, vacancies on the Board may be filled only by individuals elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the size of the Board) will serve for the remainder of term and until such director's successor is elected and qualifies, or until such director's earlier death, resignation or removal.

Selection of Chairman of the Board

Pursuant to the Bylaws, the Board shall designate a Chairman of the Board.

No Specific Limitation on Other Board Service

The Board does not believe that its members should be prohibited from serving on boards of other organizations and has not adopted any guidelines limiting such activities. However, the Nominating and Corporate Governance Committee will take into account the nature of and time involved in a director's service on other boards and/or committees in evaluating the suitability of individual director candidates and current directors and making its recommendations to the Company's stockholders.

Service on other boards and/or committees should be consistent with the Company's conflict of interest policies set forth below.

Changes in Director Employment

The Board, in its discretion, may remove a director if such director resigns or materially changes his or her position with his or her employer, and the Board determines that such resignation or change would materially impact such director's ability to properly serve the Company.

Term Limits

As each director is subject to election by stockholders on an annual basis, the Board does not believe it is in the best interests of the Company to establish term limits at this time. Additionally, such term limits may cause the Company to lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company's business and therefore can provide an increasingly significant contribution to the Board.

Retirement

It is the general policy of the Company that no director may stand for election to the Board after his or her 75th birthday. The Board may, however, make exceptions to this standard, based on the recommendation of the Nominating and Corporate Governance Committee, as it deems appropriate in the interests of the Company's stockholders.

Director Responsibilities

The business and affairs of the Company will be managed by or under the direction of the Board, including through one or more of its committees as set forth in the Bylaws and committee charters. Each director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. These include:

(i) overseeing the conduct of the Company's business, to evaluate whether the business is being properly managed;

(ii) reviewing and, where appropriate, approving the Company's major financial objectives, plans and actions;

(iii) reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of the Company's financial statements;

(iv) reviewing and, where appropriate, approving major changes in, and determinations under the Guidelines, Code of Ethics and other Company policies;

(v) reviewing and, where appropriate, approving actions to be undertaken by the Company that would result in a material change in the financial structure or control of the Company, the acquisition or disposition of any businesses or asset(s) material to the Company or the entry of the Company into any major new line of business;

(vi) with respect to the Independent Directors, together with the Compensation Committee, regularly evaluating the performance and approving the compensation of each Co-Chief Executive Officer;

(vii) with the input of each Co-Chief Executive Officer, regularly evaluating the performance of principal senior executives; and

(viii) planning for succession with respect to the position of Chief Executive Officer and monitoring management's succession planning for other key executives.

Compensation

Each of the Company's directors who is not an employee of the Company or the Company's subsidiaries will receive compensation for services as a director. Directors who are employees of the Company or the Company's subsidiaries do not receive compensation for their services as directors.

Senior management of the Company will report once a year to the Compensation Committee regarding the status of the Company's non-management Director compensation in relation to other U.S. companies of comparable size and the Company's competitors. Such report will include consideration of both direct and indirect forms of compensation to the Company's non-management Directors, including any charitable contributions by the Company to organizations in which a non-management Director is involved. Following a review of the report, the Compensation Committee will recommend any changes in non-management Director compensation to the Chairman of the Board, which changes will be approved or disapproved by the Board after a full discussion.

Stock Ownership

The Company encourages directors to purchase shares of the Company's stock. However, the number of shares of the Company's stock owned by any director is a personal decision and, at this time, the Board has chosen not to adopt a policy requiring ownership by directors of a minimum number of shares.

Conflicts of Interest

Directors are expected to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict. If an actual or potential conflict of interest develops, the director should immediately report the matter to the Chairman of the Board. Any significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director will disclose the interest to the Board, excuse himself or herself from discussion on the matter and not vote on the matter. Further, directors are expected to be familiar with and abide by the conflict of interest provisions of the MGCL.

Board Orientation and Continuing Education of Board Members

The Company provides new directors with a director orientation program to familiarize them with, among other things, the Company's business, strategic plans, significant financial, accounting and management issues, compliance programs, conflicts policies, Code of Ethics, Guidelines, principal officers, internal auditors and independent auditors.

The Company will make available to directors continuing education programs, as management or the Board determines desirable.

Interaction with Institutional Investors, the Press and Customers

The Board believes that management speaks for the Company. Each director should refer all inquiries from institutional investors, the press or customers to management. Individual Board members may, from time to time at the request of management, meet or otherwise communicate with various constituencies that are involved with the Company. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman of the Board.

Board Access to Senior Management

The Board will have complete access to Company management in order to ensure that directors can ask any questions and receive all information necessary to perform their duties. Directors should exercise judgment to ensure that their contact with management does not distract managers from their jobs or disturb the business operations of the Company. Such contact, if in writing, should be copied to each Co-Chief Executive Officer of the Company.

Board Access to Independent Advisors

The Board committees may hire independent advisors as set forth in their applicable charters. The Board as a whole shall have access to such advisors and such other independent advisors that the Company retains or that the Board considers necessary to discharge its responsibilities.

Annual Self-Evaluation

Following the end of each fiscal year, the Nominating and Corporate Governance Committee will oversee an annual assessment by the Board of the Board's performance. The Nominating and Corporate Governance Committee will be responsible for establishing the evaluation criteria and implementing the process for such evaluation, as well as considering other corporate governance principles that may, from time to time, merit consideration by the Board.

The assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the governance of the Company, as well as a review of the committee structure and an assessment of the Board's compliance with the principles set forth in these Guidelines. The purpose of the review will be to improve the performance of the Board as a unit, and not to target the performance of any individual Board member. The Nominating and Corporate Governance Committee will utilize the results of the Board evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board.

Board Meetings

Frequency of Meetings

The Board will meet at least once annually. In addition, special meetings may be called from time to time as determined by the needs of the business. It is the responsibility of the directors to attend meetings.

Director Attendance

A director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. Accordingly, a director is expected to regularly prepare for and attend meetings of the Board and all committees on which such director sits (including separate meetings of non-management Directors and the Independent Directors), with the understanding that, on occasion, a director may be unable to attend a meeting. A director who is unable to attend a meeting is expected to notify the Chairman of the Board or the Chair of the appropriate committee in advance of such meeting, and, whenever possible, participate in such meeting via teleconference.

Attendance of Non-Directors

The Board encourages the Chairman of the Board or the Chair of any committee to bring Company management and outside advisors or consultants from time to time into Board and/or committee meetings to provide insight into items being discussed by the Board which involve the manager, advisor or consultant and make presentations to the Board on matters which involve the manager, advisor or consultant. Attendance of non-directors at Board meetings is at the discretion of the Board.

Agendas

The Chairman establishes the agenda for each Board meeting with input from management and, as necessary or desired, from the other directors.

Advance Receipt of Meeting Materials

Information regarding the topics to be considered at a meeting is essential to the Board's understanding of the business and the preparation of the directors for a productive meeting. To the extent feasible, the meeting agenda and any written materials relating to each Board meeting will be distributed to the directors sufficiently in advance of each meeting to allow for meaningful review of such agenda and materials by the directors. Directors are expected to have reviewed and be prepared to discuss all materials distributed in advance of any meeting.

Committee Matters

Number, Name, Responsibilities and Independence of Committees

The Board currently has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The following is a description of each committee:

(i) Audit Committee. The function of the Audit Committee is to help ensure the integrity of the Company's financial statements, the qualifications and independence of the Company's independent auditor and the performance of the Company's internal audit function and independent auditors. The Audit Committee also selects, assists and meets with the independent auditor, oversees each annual audit and quarterly review, establishes and maintains the Company's internal audit controls and prepares the report that federal securities laws require be included in the Company's annual proxy statement.

(ii) Compensation Committee. The function of the Compensation Committee is to review and approve the compensation and benefits of the Company's executive officers, administer and make recommendations to the Board regarding the Company's compensation and stock incentive plans, produce an annual report on executive compensation for inclusion in the Company's proxy statement and publish an annual committee report for the Company's stockholders.

(iii) Nominating and Corporate Governance Committee. The function of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor the Company's compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of the Board, conduct candidate searches and interviews, oversee and evaluate the Board and management, evaluate from time to time the appropriate size and composition of the Board and recommend, as appropriate, increases, decreases and changes in the composition of the Board and formally propose the slate of directors to be elected at each annual meeting of the Company's stockholders.

Under the Bylaws, the composition of each committee must comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time. Each of these committees has at least three directors and is composed exclusively of Independent Directors.

The Board may from time to time establish certain other committees to facilitate the management of the Company.

Assignment and Rotation of Committee Members

The Board appoints committee members and committee Chairs according to criteria set forth in the applicable committee charter and such other criteria that the Board determines to be appropriate in light of the responsibilities of each committee. Committee membership and the position of committee Chair will not be rotated on a mandatory basis unless the Board determines that rotation is in the best interest of the Company.

Each member of the Audit Committee must satisfy the independence requirements under the NYSE's listing requirements and other rules and regulations and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and must be financially literate, as determined by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment. At least one member of the Audit Committee must have accounting or related financial management expertise as determined by the Board in its business judgment. In addition, at least one member of the Audit Committee must meet the definition of "audit committee financial expert" as determined by the Board in its business judgment in accordance with Item 401(h) of Regulation S-K.

Frequency of Committee Meetings

The minimum number of times each committee must meet annually is specified in such committee's charter. In addition, special meetings may be called by the Chair of each committee from time to time as determined by the needs of the business. It is the responsibility of each director to attend the meetings of the committee(s) on which he/she serves.

Committee Agendas

The Chair of each committee, in consultation with the appropriate members of the committee, will develop his or her committee's agenda.

Committee Self-Evaluations

Pursuant to their respective charters, each committee will conduct an annual review of its performance and charter and recommend to the Board any changes it deems necessary.

Leadership Development

Annual Review of Co-Chief Executive Officers

The Board, with input from the Compensation Committee and each Co-Chief Executive Officer, shall annually establish the performance criteria (including both long-term and short-term goals) to be considered in connection with each Co-Chief Executive Officer's next annual performance evaluation. At the end of each year, each Co-Chief Executive Officer shall make a presentation or furnish a written report to the Compensation Committee indicating his or her progress against such established performance criteria. Thereafter, with both Co-Chief Executive Officers absent, the Compensation Committee shall meet to review each Co-Chief Executive Officer's performance. The results of the review and evaluation shall be communicated to the Board and to each Co-Chief Executive Officer by the Chair of the Compensation Committee.

Succession Planning

The Nominating and Corporate Governance Committee works on a periodic basis with each Co-Chief Executive Officer to review, maintain and revise, if necessary, the Company's succession plan upon either Co-Chief Executive Officer's retirement and in the event of an unexpected occurrence. Each Co-Chief Executive Officer shall report annually to the Board on succession planning for the Co-Chief Executive Officer and senior management positions, including a discussion of assessments, leadership development plans and other relevant factors.

Management Development

The Board will determine that a satisfactory system is in effect for the education, development and orderly succession of senior and mid-level managers throughout the Company.